Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

RECEIVED
2007 JUN 29 A 8:44
FICE OF INTERNATIONAL CORPORATE FINANCE

Rachel B. Wolman
Associate
212.309.6292
rwolman@morganlewis.com

07024807

SUPPL

June 28, 2007

BY HAND

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: HARNO INVEST A/S (formerly known as DAKO A/S); File No. 82-34993

Ladies and Gentlemen:

Enclosed are materials received from our client, HARNO INVEST A/S (formerly known as DAKO A/S) for submission to the U.S. Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended.

Please confirm receipt of the materials by date stamping the enclosed copy of this letter.

Please do not hesitate to contact me should you have any questions or concerns.

Sincerely,

Rachel Wolman

Rachel B. Wolman

PROCESSED
JUL 03 2007 E
THOMSON
FINANCIAL

Enclosures

dw 7/2

BECH-BRUUN

	Information	Action	Action date	Source of required action
1	Notice to the shareholders of Dako A/S of an extraordinary general meeting in Dako A/S to be held on 20 March 2007;	to be published and distributed by mail to each registered shareholder who has requested so	9 March 2007	Section 73 of the Danish Public Companies Act and Section 5.4 (1) of the Articles of Association
2	Agenda and proposals in full for the extraordinary general meeting on 20 March 2007;	to be made available to shareholders at the offices of the company and distributed by mail to each registered shareholder who has requested so	9 March 2007	Section 73 of the Danish Public Companies Act and Section 5.6 (1) of the Articles of Association
3	Form Proxy used at the extraordinary general meeting in Dako A/S held on 20 March 2007;	to be distributed by mail to the shareholders	9 March 2007	Dako A/S' corporation policy
4	Form request for admission card to the extraordinary general meeting in Dako A/S held on 20 March 2007;	to be distributed by mail to the shareholders	9 March 2007	Dako A/S' corporation policy
5	Admission cards to the extraordinary general meeting in Harno Invest A/S held on 20 March 2007;	to be made available to shareholders for collection at the offices of the company or distributed by mail to shareholders upon request	9 March 2007	Section 65 of the Danish Public Companies Act and Section 5.5 of the Articles of Association
6	Letter regarding the shareholders position after the sale of Dako Denmark A/S;	to be distributed by mail to the shareholders	30 March 2007	

7	Minutes of the extraordinary general meeting in Dako A/S held on 20 March 2007;	to be made available to the shareholders at the offices of the company	Shortly after the annual general meeting held on 20 March 2007	Section 75 (3) of the Danish Public Companies Act
8	Notice to the shareholders of Dako A/S of the ordinary general meeting in Dako A/S held on 7 May 2007;	to be published and distributed by mail to each registered shareholder who has requested so.	23 April 2007	Section 73 of the Danish Public Companies Act and Section 5.4 (1) of the Articles of Association
9	Agenda and proposals in full for the ordinary general meeting on 7 May 2007;	to be made available to shareholders at the offices of the company and distributed by mail to each registered shareholder who has requested so	23 April 2007	Section 73 of the Danish Public Companies Act and Section 5.6 (1) of the Articles of Association
10	Form Proxy used at the ordinary general meeting in Dako A/S held on 7 May 2007;	to be distributed by mail to the shareholders	23 April 2007	Dako A/S' corporation policy
11	Form request for admission card to the ordinary general meeting in Dako A/S held on 7 May 2007;	to be distributed by mail to the shareholders	23 April 2007	Dako A/S' corporation policy
12	Admission cards to the ordinary general meeting in Dako A/S held on 7 May 2007;	to be made available to shareholders for collection at the offices of the company or distributed by mail to shareholders upon request	23 April 2007	Section 65 of the Danish Public Companies Act and Section 5.5 of the Articles of Association
13	Amended Articles of Association of Harno Invest A/S following the extraordinary general	to be filed with the Danish Commerce and Companies Agency (the "DCCA")	24 April 2007	Section 156 of the Danish Public Companies Act

	meeting held on the 20 March 2007 to the Warrant and Phantom stock program in Dako A/S;			
14	Tender Offer and accept form of 27 April 2007;	to be distributed by mail to each shareholder	27 April 2007	
15	The Annual Report for 2006;	to be made available for the shareholders at the Company's offices and published on www.dako.com	30 April 2007	Section 73 (6) of the Danish Public Companies Act and Section 5.6 (1) of the Articles of Association
16	Minutes of the ordinary general meeting in Dako A/S held on 7 May 2007;	to be made available for the shareholders at the offices of the Dako A/S	Shortly after the annual general meeting held on 7 May 2007	Section 75 (3) of the Danish Public Companies Act
17	Extension of Tender Offer of 27 April 2007;	to be distributed by mail to each shareholder	29 May 2007	
18	Letter regarding the extension of the Tender Offer of 27 April;	to be distributed by mail to each shareholder	30 May 2007	
19	Amended Articles of Association of Harno Invest A/S following the extraordinary general meeting 20 March 2007. Amendment of the company name from Dako A/S to Harno Invest A/S, appointment of a new general manager and a change composition of the board of directors among others;	to be filed with the DCCA	31 May 2007	Section 156 of the Danish Companies Act

20	Notice to the shareholders of Harno Invest A/S of an extraordinary general meeting in Harno Invest A/S held the 15 June 2007;	to be published and distributed by mail to each registered shareholder who has requested so	6 June 2007	Section 73 of the Danish Companies Act and Section 5.4 (1) of the Articles of Association
21	Agenda and proposals in full for the extraordinary general meeting on 15 June 2007;	to be made available to shareholders at the offices of the company and distributed by mail to each registered shareholder who has requested so	6 June 2007	Section 73 of the Danish Companies Act and Section 5.6 (1) of the Articles of Association
22	Form Proxy used at the extraordinary general meeting in Harno Invest A/S held on 15 June 2007;	to be distributed by mail to the shareholders	6 June 2007	Harno Invest A/S' corporation policy
23	Form request for admission card to the extraordinary general meeting in Harno Invest A/S held on 15 June 2007;	to be distributed by mail to the shareholders	6 June 2007	Harno Invest A/S' corporation policy
24	Admission cards to the ordinary general meeting in Harno Invest A/S held on 15 June 2007	to be made available to shareholders for collection at the offices of the company or distributed by mail to shareholders upon request	6 June 2007	Section 65 of the Danish Companies Act and Section 5.5 of the Articles of Association
25	Amended Articles of Association following the increase of the share capital in connection with the exercise of warrants in	to be filed to the DCCA	13 June 2007	Section 156 of the Danish Public Companies Act

	the 2007 exercise window			
26	Minutes of the extraordinary general meeting in Harno Invest A/S held on 15 June 2007;	to be made available to the shareholders at the offices of the company	Shortly after the annual general meeting held on 15 June 2007	Section 75 (3) of the Danish Companies Act
27	Amended Articles of Association of Harno Invest A/S following the extraordinary general meeting 15 June 2007. Amendment of the object and offices of Harno Invest A/S, the composition of management, the signature rule and various other amendments related to the sale of Dako Denmark A/S.	to be filed with the DCCA	20 June 2007	Section 156 of the Danish Companies Act

Til aktionærerne i Dako A/S

Indkaldelse

til ekstraordinær generalforsamling i

Dako A/S
CVR Nr. 26519950
("**Selskabet**")

Herved indkalder bestyrelsen i Selskabet til ekstraordinær generalforsamling i Selskabet, der afholdes

tirsdag den 20. marts 2007 kl. 16.00

på Selskabets kontor, Produktionsvej 42, 2600 Glostrup, Danmark

med følgende

Dagsorden

1. **Godkendelse af overdragelsen af 100% af aktiekapitalen i Dako Denmark A/S samt overdragelse af navnet "Dako" med heraf følgende ændring af Selskabets navn til Investeringsselskabet Harno A/S samt sletning af Selskabets binavn**

2. **Bemyndigelse til dirigenten**

Vedtagelse af forslaget under dagsordenens punkt 1 kræver den i aktieselskabsloven § 78

To the shareholders of Dako A/S

Notice

of extraordinary general meeting in

Dako A/S
CVR No. 26519950
(the "**Company**")

The board of directors of the Company hereby convenes an extraordinary general meeting of the Company, which is to be held on

Tuesday 20 March 2007 at 16.00 (CET)

at the offices of the Company, Produktionsvej 42, DK-2600 Glostrup, Denmark

with the following

Agenda

1. **Approval of the transfer of 100% of the share capital of Dako Denmark A/S including transfer of the name "Dako", resulting in the Company changing its name to Investeringsselskabet Harno A/S, and cancellation of the Company's secondary name**

2. **Authorization of the Chairman of the meeting**

The adoption of the proposal under item 1 requires the qualified majority prescribed in

foreskrevne majoritet, dvs. at forslaget vedtages med mindst 2/3 såvel af de afgivne stemmer som af den på generalforsamlingen repræsenterede stemmeberettigede aktiekapital.

Section 78 of the Danish Public Limited Companies Act, i.e. the proposal must be adopted with at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

Du bedes bemærke, at aktionærer kun kan møde og stemme på generalforsamlingen, hvis de har løst adgangskort. Aktionærer, der ikke har løst adgangskort, vil ikke kunne deltage i generalforsamlingen.

Please note that shareholders may only attend and vote at the Annual General Meeting if they present an Admission Card. Shareholders who cannot present an Admission Card will consequently not be able to participate in the Annual General Meeting.

Vi vedlægger blanket til bestilling af adgangskort til generalforsamlingen, der alene udstedes til Selskabets aktionærer eller repræsentanter for disse. Ved tilmelding senest den 14. marts 2007 kl. 16:00 kan du angive, at du ledsages af op til én navngiven gæst/rådgiver.

Enclosed please find a form for requesting an Admission Card for the Annual General Meeting, which will only be issued to the Company's shareholders or their representatives. By registration on or before 14 March 2007 at 16:00 (CET) you are entitled to be accompanied by up to one named guest/advisor.

Ønsker du ikke at møde på generalforsamlingen, eller ønsker du ikke selv at stemme, kan du give skriftlig fuldmagt til en repræsentant ved udfyldelse af fuldmagten på bagsiden af bestillingsblanketten.

Should you wish not to attend the Annual General Meeting or should you not want to vote, you may authorize a representative to vote on your behalf by completing the Proxy on the reverse side of the requisition form.

Bestilling af adgangskort samt eventuelt udfyldt fuldmagt skal sendes til VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup i vedlagte svarkuvert og skal være modtaget senest den 14. marts 2007, kl. 16:00.

Request for Admission Card and Proxy shall be sent to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, in the enclosed stamped addressed envelope, and shall be received no later than 14 March 2007 at 16:00 (CET).

Aktionærer eller repræsentanter med stemmefuldmagt vil efterfølgende få tilsendt adgangskort med stemmesedler med posten.

Shareholders or representatives with a Proxy to vote will subsequently receive Admission Card and ballot by post.

Såfremt du har tilmeldt dig generalforsamlingen, men ikke i tide modtager dit adgangskort med stemmeseddel, kan denne genudskrives på dagen mellem kl. 15:00 – 16:00 på Selskabets kontor, Produktionsvej 42, 2600 Glostrup, Danmark.

If you have registered for the Annual General Meting but have not received your Admission Card with ballot it can be reprinted on the day of the Annual General Meeting between 15:00 – 16:00 (CET) at the Company's offices, Produktionsvej 42, DK-2600 Glostrup, Denmark.

Dagsorden med fuldstændige forslag vedlægges denne indkaldelse og vil sammen med vedtægterne blive fremlagt til eftersyn for aktionærerne på Selskabets kontor, Produktionsvej 42, 2600 Glostrup, Danmark, senest 8 dage før generalforsamlingen.

The agenda with the full wording of the proposals is enclosed, and this document together with the present Articles of Association will be made available for inspection by the shareholders at the Company's offices at Produktionsvej 42, DK-2600 Glostrup, Denmark, no later than 8 days before the Annual General Meeting.

Efter generalforsamlingen vil der blive serveret en kold buffet.

Following the Annual General Meeting a cold buffet will be served.

*****

*****

Glostrup, den 9. marts 2007
På bestyrelsens vegne for Dako A/S

Glostrup, 9 March 2007
On behalf of the Board of Directors of Dako A/S

Sonnich Fryland
Bestyrelsesformand

Sonnich Fryland
Chairman of the Board

Dagsorden og de fuldstændige forslag til den ekstraordinære generalforsamling den 20. marts 2007 i

Dako A/S
CVR Nr. 26519950
("**Selskabet**")

1. **Godkendelse af overdragelsen af 100% af aktiekapitalen i Dako Denmark A/S samt overdragelse af navnet "Dako" med heraf følgende ændring af Selskabets navn til Investeringsselskabet Harno A/S samt sletning af Selskabets binavn**

2. **Bemyndigelse til dirigenten**

Ad 1. Godkendelse af overdragelsen af 100% af aktiekapitalen i Dako Denmark A/S, samt overdragelse af navnet "Dako" med heraf følgende ændring af Selskabets navn til Investeringsselskabet Harno A/S samt sletning af Selskabets binavn

Dako A/S har i en pressemeddelelse af 28. februar 2007 offentliggjort, at Dako A/S har indgået en aftale med EQT V (via selskabet Danish HoldCo A/S) om salg af 100% af aktiekapitalen i Dako Denmark A/S.

Aftalen indebærer en salgspris på DKK 7,25 mia.

Agenda and proposals in full for the extraordinary general meeting on 20 March 2007 in

Dako A/S
CVR No. 26519950
(the "**Company**")

1. **Approval of the transfer of 100% of the share capital of Dako Denmark A/S including transfer of the name "Dako", resulting in the Company changing its name to Investeringsselskabet Harno A/S, and cancellation of the Company's secondary name**

2. **Authorization of the Chairman of the meeting**

Re 1. Approval of the transfer of 100% of the share capital of Dako Denmark A/S including transfer of the name "Dako", resulting in the Company changing its name to Investeringsselskabet Harno A/S, and cancellation of the Company's secondary name

Dako A/S has in a press release of 28 February 2007 announced that Dako A/S and EQT V (through the company Danish HoldCo A/S) have entered into an agreement regarding the sale of 100% of the share capital of Dako Denmark A/S.

The total consideration for the transaction is DKK

(på netto gældfri basis), der forfalder efter opfyldelse af konkurrenceretlige og andre betingelser, herunder godkendelse på en ekstraordinær generalforsamling i Dako A/S.

Ifølge aftalen skal navnet "Dako" overgå til køberen, og Selskabet skal som konsekvens deraf ændre navn, således at det ikke indeholder "Dako". Bestyrelsen foreslår, at Selskabets navn ændres, samt at binavnet DakoCytomation slettes. Vedtægternes punkt 1.1 skal således ændres til:

"Selskabets navn er Investeringsselskabet Harno A/S A/S."

Ændring af navn og sletning af binavn skal have effekt fra og registreres hos Erhvervs- og Selskabsstyrelsen umiddelbart inden den endelige overdragelse af aktierne i Dako Denmark A/S (Closing).

Bestyrelsen foreslår, at generalforsamlingen godkender overdragelsen af 100% af aktiekapitalen i Dako Denmark A/S samt overdragelse af navnet "Dako" med heraf følgende ændring af Selskabets navn til Investeringsselskabet Harno A/S og sletning af Selskabets binavn.

Vedtagelse af forslaget under dagsordenens punkt 1 kræver den i aktieselskabsloven § 78 foreskrevne majoritet, dvs. at forslaget vedtages med mindst 2/3 såvel af de afgivne stemmer som af den på generalforsamlingen repræsenterede stemmeberettigede aktiekapital.

7.25 billion (enterprise value), payable upon satisfaction of competition law and other conditions, including the approval of the transaction by a shareholders' meeting in Dako A/S.

According to the agreement, the name "Dako" shall be transferred to the buyer, and consequently the Company shall amend its name not to include "Dako". The board of directors proposes that the Company amend its name and cancel its secondary name DakoCytomation. Accordingly, article 1.1 of the articles of association will be amended to:

"The Company's name is Investeringsselskabet Harno A/S."

Amendment of name and cancellation of secondary name shall have effect and be registered with the Danish Commerce and Companies Agency immediately before the final transfer of ownership of the shares in Dako Denmark A/S (Closing).

The board of directors proposes that the general meeting approves the transfer of 100% of the share capital of Dako Denmark A/S, including transfer of the name "Dako", resulting in the Company changing its name to Investeringsselskabet Harno A/S and cancellation of the Company's secondary name.

The adoption of the proposal under item 2 requires the qualified majority prescribed in Section 78 of the Danish Public Limited Companies Act, i.e. the proposal must be adopted with at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

Ad 2. Bemyndigelse til dirigenten

Bestyrelsen foreslår, at dirigenten med substitutionsret bliver bemyndiget til at anmelde det vedtagne og foretage de ændringer heri, som Erhvervs- og Selskabsstyrelsen eller andre myndigheder måtte kræve eller henstille foretaget som betingelse for registrering eller godkendelse.

*****

Glostrup, den 9. marts 2007
På bestyrelsens vegne for Dako A/S

Sonnich Fryland
Bestyrelsesformand

Re 2. Authorization of the Chairman of the meeting

The board of directors proposes that the Chairman of the meeting with right of substitution be authorized to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval.

*****

Glostrup, 9 March 2007
On behalf of the Board of Directors of Dako A/S

Sonnich Fryland
Chairman of the Board

PROXY

For the Extraordinary General Meeting of

Dako A/S

on 20 March 2007

The undersigned Name ______________________

Address ______________________

Country ______________________

on my behalf to exercise the voting rights attached to the shares registered in my name in the Company's Share Register at the Extraordinary General Meeting of the Company on 20 March 2007.

My Proxy must be used according to the X's marked. If I have not marked my preferences or instructed otherwise, the Proxy can be used at the discretion of the representatives. This Proxy shall not be interpreted as a request on my part for a written ballot.

Resolutions according to the Agenda of the Extraordinary General Meeting on 20 March 2007:

		FOR	AGAINST	ABSTAINING
1.	Approval of the transfer of 100% of the share capital of Dako Denmark A/S including transfer of the name "Dako", resulting in the Company changing its name to Investeringsselskabet Harno A/S, and cancellation of the Company's secondary name			
2.	Authorization of the Chairman of the meeting			

______________ 2007 ______________________

Please send the entire form

In order to ensure correct procedure, please do not detach any part of the form but forward the entire sheet to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark **no later than 14 March 2007 at 16:00 (CET). Fax No. + 45 43 58 88 67**

____________________ 2007 ____

Date Signature

[Insert VP-ref., name and address]

REQUEST FOR ADMISSION CARD

for the Extraordinary General Meeting of Dako A/S on 20 March 2007 at 16:00 (CET)

___ please forward admission card and ballot paper for the Extraordinary General Meeting of Dako to the undersigned

___ please also forward admission card for:

(name of consultant)..
(please use capitals)

....,the...2007

....
(shareholder's signature)

VP Investor Services disclaims liability for any delays in the mailing of admission cards

PROXY

I, the undersigned shareholder in Dako A/S authorize

___ the Chairman of the Board, or any person that he may designate

or

___ ....

....
(name and address of proxy – please use capitals)

on my/our behalf to attend the Company's Extraordinary General Meeting on 20 March 2007 and exercise the right to vote attached to the shares owned by me/us recorded in the Register of Shareholders.

....,the...2007

....
(Shareholders' signature)

Please send the entire form

In order to ensure correct procedure, please do not detach any part of the form but forward the **entire sheet** to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, **no later than 14 March 2007 at 16:00 (CET). Fax No. + 45 43 58 88 67**

[Insert name and address]

March 2007
VHA/MNF

Shareholder positions following the sale of Dako A/S

Dako A/S has concluded a binding agreement on the sale of 100% of the share capital of Dako Denmark A/S to Dako Danish HoldCo A/S, which is owned by the capital fund EQT V.

The purchase price for the shares of Dako Denmark A/S has been agreed at DKK 7,250,000,000 which amount will be deducted by the net interest-bearing debt of the Dako Group at the time of implementation of the transaction. The purchase sum will furthermore be adjusted for fluctuations in the working capital of the Dako Group in the period from the conclusion of the agreement to the time of implementation of the transaction.

The significance hereof for Dako A/S' shareholders will be that Dako A/S, according to a carefully balanced plan, will pay out Dako A/S' remaining equity after the company has paid the expenses incidental to repurchasing the outstanding stock options and phantom stock as well as expenses in connection with the transaction. The payment plan is designed to ensure that Dako A/S complies with its obligations in accordance with the agreement on the sale of the shares of Dako Denmark A/S.

The remaining equity of the company will be repaid to the shareholders as quickly as possible either in the form of consideration for repurchase of shares from shareholders based on an offer for repurchase from Dako A/S or in the form of dividend to the shareholders who may decide not to accept an offer to sell their shares to the company.

If you choose to accept the offer to sell your shares to Dako A/S you will receive a lump sum corresponding to your share of the company's equity less a risk premium.

If you choose not to accept the offer, you will receive the major part of your share of the company's equity as dividend shortly after the implementation of the transaction and you will receive the remaining part of your share as dividend 12 and 60 months, respectively, after the implementation of the transaction. The subsequent payments will depend on whether the warranties made by Dako A/S in the share transfer agreement will trigger any financial claims from the buyer.

You will receive the offer including the detailed terms and conditions for a resale, if any, of shares to Dako A/S within the next couple of months.

Payments to shareholders must be in compliance with the applicable Danish company law rules and the provisions of the share transfer agreement. It will therefore not be possible to make the first payments immediately after the implementation of the transaction, but it is expected that they will

take place after a few months. You will be notified when it is possible to determine the final payment dates.

With the exception of the above, the transaction will not affect your rights and obligations as a shareholder, which will continue to be in accordance with the Articles of Association of the Company in force from time to time.

Should you have any questions concerning this letter, please do not hesitate to contact Vibeke Holst-Andersen, attorney, Corporate Legal Affairs, on tel. +45 4485 9336 or by mail at vibeke.holst@dako.com.

Yours sincerely,

Patrik Dahlén
President, CEO

Den 20. marts 2007 kl. 16.00 afholdtes ekstraordinær generalforsamling i

Dako A/S
(CVR No. 26 51 99 50)
("**Selskabet**")

på Selskabets adresse, Produktionsvej 42, 2600 Glostrup.

On 20 March 2007 at 16.00 (CET) an extraordinary general meeting was held in

Dako A/S
(CVR No. 26 51 99 50)
(the "**Company**")

at the Company's offices at Produktionsvej 42, DK-2600 Glostrup.

Sonnich Fryland, bestyrelsesformand, bød velkommen.

Sonnich Fryland, Chairman of the board of directors, addressed a few words of welcome to the general meeting.

I overensstemmelse med Selskabets vedtægter havde Selskabets bestyrelse udpeget advokat Søren Meisling til dirigent for generalforsamlingen.

Pursuant to the Company's articles of association, the Company's board of directors had appointed Mr Søren Meisling Chairman of the meeting.

Til stede:

Present:

Dirigenten konstaterede, at 81,04% af aktiekapitalen og 81,04% af stemmerne var repræsenteret.

The Chairman noted that 81.04% of the share capital and 81.04% of the votes were present.

Dirigenten konstaterede, at generalforsamlingen var lovligt indkaldt og varslet i henhold til det i vedtægterne og aktieselskabsloven fastsatte, og at generalforsamlingen derfor lovligt kunne afholdes, hvilket generalforsamlingen tilsluttede sig med alle tilstedeværende stemmer.

The Chairman noted that the general meeting was duly convened with valid notice according to the articles of association and the Danish Companies Act. Seconded by the general meeting with all votes present, the Chairman declared the lawfulness of the meeting.

Dagsorden inklusiv fremlagt ændringsforslag

Agenda including presented rider

Dirigenten henviste til dagsordenens punkt 1 og forelagde bestyrelsens ændringsforslag til dagsordenens punkt 1, som begrundedes med de amerikanske aktionærers vanskelighed ved ordet "investeringsselskab".

The Chairman referred to item 1 of the agenda and presented a rider from the board of directors to item 1 of the agenda caused by the American shareholders' difficulties in the pronunciation of the word "Investeringsselskabet".

1. Godkendelse af overdragelsen af 100% af aktiekapitalen i Dako Denmark A/S samt overdragelse af navnet "Dako" med heraf følgende ændring af Selskabets navn til Harno Invest A/S samt sletning af Selskabets binavn

1. Approval of the transfer of 100% of the share capital of Dako Denmark A/S, including transfer of the name "Dako", resulting in the Company changing its name to Harno Invest A/S, and cancellation of the Company's secondary name

2. Bemyndigelse til dirigenten

2. Authorisation of the Chairman of the meeting

Præsentation ved bestyrelsesformanden

Presentation by the Chairman of the board of directors

Sonnich Fryland berettede om sin tid i virksomheden med første bestyrelsespost i 1991. Dengang lå det i kortene, at Selskabet på et tidspunkt skulle børsnoteres. I 2002 blev Dako og Cytomation-sammenlægningen en realitet, og det besluttedes at konsolidere Selskabet, inden en eventuel børsnotering skulle iværksættes. I 2006 blev mulighederne for et eventuelt 'trade sale' overvejet som alternativ til børsintroduktion. En uformel rundspørge blandt aktionærerne bekræftede en stor interesse for dette alternativ. På den baggrund iværksattes en salgsproces, der involverede en større gruppe af interessenter fordelt på såvel industrielle kandidater som anerkendte private equity fonde. En del af de interesserede kandidater afgav på velinformeret baggrund i februar 2007 bud. Budene blev vurderet af bestyrelsen på baggrund af det forhandlingsmandat, der var givet, udfra såvel kvantitative som kvalitative kriterier, herunder sikkerheden for Dako Gruppens fremtid. Som følge af overvejelserne og efterfølgende forhandlinger valgte bestyrelsen sidst i februar 2007 at indgå aftale med EQT om salg af 100% af aktiekapitalen i Dako Denmark A/S.

Mr Sonnich Fryland told of his time in the Company beginning with his first election as board member in 1991. Already at that time there was some talk that the Company at a later stage should be listed. In 2002 Dako and Cytomation were merged, and it was resolved that DakoCytomation should be consolidated before any IPO was initiated. During 2006 the possibility of a trade sale was considered as an alternative to an IPO. An informal inquiry among the shareholders confirmed a great interest in such alternative approach. Based on that a sale process was initiated involving a larger group of parties ranging from industrial candidates to well established private equity funds. A number of the interested candidates submitted in February 2007 their bids after having had access to full information. The bids were assessed by the board of directors, based on the negotiation mandate granted, from both the perspective of quantity as well as quality, including the certainty of the future for the Dako Group. Following the considerations and the subsequent negotiations the board of directors decided in late February 2007 to enter into agreement with EQT on the sale of 100% of the share capital of Dako Denmark A/S.

Sonnich Fryland oplyste, at aftalen med EQT er betinget af generalforsamlingens godkendelse. Herudover skal der også opnås godkendelser fra konkurrencemyndigheder.

Mr Sonnich Fryland informed that the agreement is conditional upon approval from the general meeting. Furthermore, approvals from the competition authorities must be obtained.

Sonnich Fryland gennemgik værdien af aktiekapitalen i Dako Denmark A/S, herunder regulering af købesummen.

Sonnich Fryland presented the value of the share capital of Dako Denmark A/S, including adjustments of purchase price.

Købesummen for aktierne bliver indbetalt til Dako

The purchase price for the shares will be paid to

A/S, som afholder alle omkostninger i forbindelse med salget.

Værdien per aktie for aktionærerne i Dako A/S beregnes ved at dividere salgsprovenuet minus salgsomkostninger med antallet af aktier inklusive warrants og fantomaktier. Pt. er værdien per aktie beregnet til 145 DKK/aktie, hvilket nok er i den lavere ende.

Sonnich Fryland nævnte, at Selskabet i forbindelse med salget har påtaget sig visse standardmæssige forpligtelser og indeståelser overfor EQT ("garantikatalog"), hvorfor der tilbageholdes ca. 11 % af købesummen til dækning af eventuelle krav herefter.

De resterende ca. 89 % af købesummen fratrukket udgifter til transaktionen samt udgifter til tilbagekøb af udestående warrants og fantomaktier udbetales så hurtigt som muligt efter closing. Udbetalingen afventer godkendelse fra konkurrencemyndighederne i 14 lande samt endelig opgørelse af købesummen. Udbetalingen sker enten som udlodning af dividende eller som vederlag i forbindelse med tilbagesalg af aktier. Tilbuddet om tilbagesalg af aktier til Dako vil gælde i 30 dage, men er betinget af godkendelse fra SKAT samt i USA af SEC.

Salgsprisen ved tilbagesalg vil svare til ca. 91,5 % af pro rata andelen af Dako A/S' egenkapital (efter fradrag af udgifter til transaktionen samt udgifter til tilbagekøb af udestående warrants og fantomaktier).

Forskellen skyldes:

- Ingen risiko i forhold til garantikataloget
- Udbetaling af hele købesummen snarest muligt efter closing

Det resterende beløb (ca. 11 %) udbetales efter

Dako A/S, which defrays all costs in relation to the transaction.

The value per share for the shareholders in Dako A/S is calculated by dividing the sales proceeds minus cost related to the transaction by the number of shares inclusive of warrants and phantom shares. Currently, the value per share is calculated as DKK 145/share, which probably is quite conservative estimation.

Sonnich Fryland informed that in connection with the transaction, the Company has undertaken certain standard warranties ("Warranties") and indemnifications, for which reason 11% of the purchase price is retained for settlement of potential claims.

The rest, 89% of the purchase price, less the transaction costs and costs related to the buy-back of outstanding warrants and phantom shares, will be paid as soon as possible subsequent to closing. The payment is contingent on approval by the competition authorities in 14 jurisdictions and final adjustment of purchase price. The payment will take place as either distribution of dividend or as settlement in connection with sale-back of shares. The sale-back offer of shares to Dako will be valid for 30 days, but is conditional on approval from SKAT and (in the USA) from SEC.

The purchase price in connection with sale-back will correspond to approx. 91.5% of the pro rata part of Dako A/S' equity (after deduction of all expenses related to the transaction and buy-back of warrants and phantom shares).

The difference is owed to:

- No risk pertaining to the Warranties
- Payment of the purchase price as soon as possible after closing

The remaining amount (approx. 11%) will be

hhv. 12 mdr. (ca. 7,5 %) og 60 mdr. (ca. 3,5 %) (dog med evt. fradrag for krav i henhold til garantikataloget samt for udgifter forbundet med selskabets drift).

distributed after a period of 12 months (7.5%) and 60 months (3.5%) (after deduction of all expenses related to any claims, cf. the Warranties, and costs related to the operation of the Company).

Dirigenten forespurgte forsamlingen, om der var nogen kommentarer til dagsorden og forslag.

The Chairman asked the assembly if there were any comments to the agenda or the proposals.

Kommentar fra salen (Jørgen Harboe):
Jørgen Harboe fortalte, at Harboe-familien har fulgt spændt med på sidelinien og må sige, at det er et "kanongodt resutat", der er nået frem til. Jørgen Harboe spurgte, om det var muligt, at EQT kunne give en kort præsentation af sig selv.

Comments from the assembly (Jørgen Harboe):
Jørgen Harboe related that the Harboe family had followed the process with excitement and found that a very good result had been achieved. Jørgen Harboe asked whether it was possible that EQT gave a brief presentation of themselves.

Dirigenten orienterede om, at EQT var repræsenteret samt rede til at give et kort indlæg efter generalforsamlingen.

The Chairman related that EQT was represented and the meeting and willing to give a brief statement and introduction of EQT after the meeting.

Afstemning

Ad 1: Dirigenten indstillede herefter bestyrelsens ændringsforslag til dagsordens punkt 1 til vedtagelse med understregning af at registrering af navneændringen skal foretages i nær tilknytning til Closing således at navnet "Dako" ikke er "frit" i nogen periode.

Forslaget blev vedtaget med samtlige de tilstedeværende stemmer.

Ad 2: Dirigenten indstillede dagsordenens forslag 2 om, at generalforsamlingen bemyndigede dirigenten med substitutionsret til at anmelde det vedtagne samt andre forhold vedrørende gennemførelse af transaktionen og foretage de ændringer i dokumenterne eller ansøgningerne, som Erhvervs- og Selskabsstyrelsen eller andre myndigheder, herunder

Vote

Ad 1: The Chairman recommended that the board of directors' rider in item 1 of the agenda was approved, stating that registration of the change of company name shall take place immediately after Closing in order to mitigate the risk of losing the name to a third party.

With all votes present the general meeting adopted the proposal.

Ad 2: The Chairman recommended that the meeting approve item 2 of the agenda whereby the Chairman of the meeting is authorised, with the right of substitution, to apply for registration of the resolutions passed and otherwise pertaining to the closing of the transaction and to make any such amendments in the applications as may be required or requested by the Danish Commerce and Companies

konkurrencemyndighederne måtte kræve eller henstille foretaget som betingelse for registrering eller godkendelse, til vedtagelse.

Agency or any other public authority, including the competition authorities, as a condition for registration or approval.

Forslaget blev vedtaget med samtlige de tilstedeværende stemmer.

With all votes present the general meeting adopted the proposal.

Efter dagsordenen var vedtaget gav EQT en kort præsentation af historien om kapitalfondens tilblivelse, investorer og aktiviteter i Danmark og resten af verden gennem de forløbne år samt EQT's vision med Dako.

After the agenda was adopted EQT gave a short presentation on the history of the founding of the private equity fund, the fund's investors and the activities in Denmark and the rest of the world during the past years and their vision on Dako.

Afslutning af generalforsamlingen

Sonnich Fryland takkede for fremmøde og gav buffeten åben.

Closing of the general meeting

Sonnich Fryland thanked those present for their attendance and opened the buffet.

*****

Således passeret.

*****

Thus resolved.

Dirigent / Chairman of the meeting

Søren Meisling

Bestyrelsesformand/ Chairman of the board of directors

Sonnich Fryland

Til aktionærerne i Dako A/S

Indkaldelse

til ordinær generalforsamling i

Dako A/S
CVR Nr. 26519950
("**Selskabet**")

Herved indkalder bestyrelsen i Selskabet til ordinær generalforsamling i Selskabet, der afholdes

mandag den 7. maj 2007 kl. 16.00

på Selskabets kontor, Produktionsvej 42, 2600 Glostrup, Danmark

med følgende

Dagsorden

1. Beretning om selskabets virksomhed

2. Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse

3. Meddelelse af decharge for bestyrelse og direktion

4. Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport (som ændret efter gennemførelse af kapitalforhøjelse efter afslutning af årsregnskabet)

To the shareholders of Dako A/S

Notice

of annual general meeting in

Dako A/S
CVR No. 26519950
(the "**Company**")

The board of directors of the Company hereby convenes an annual general meeting of the Company, which is to be held on

Monday 7 May 2007 at 16.00 (CET)

at the offices of the Company, Produktionsvej 42, DK-2600 Glostrup, Denmark

with the following

Agenda

1. Report on the Company's activities during the past financial year

2. Presentation for adoption of the Annual Report, Group Accounts including the Auditor's Report as well as the Operating and Financial Review

3. Discharge of the Board of Directors and the Board of Management from their obligations

4. Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts)

5. Valg af medlemmer til bestyrelsen

6. Valg af revisor

7. Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og § 3C

8. Bemyndigelse til køb af egne aktier

9. Forslag fra bestyrelsen om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent

Der vedlægges Dagsorden og fuldstændige forslag samt den af bestyrelsen godkendte Årsrapport 2006.

Det bemærkes, at aktionærer kun kan møde og stemme på generalforsamlingen, hvis de har løst adgangskort. Aktionærer, der ikke har løst adgangskort, vil ikke kunne deltage i generalforsamlingen.

Vi vedlægger blanket til bestilling af adgangskort til generalforsamlingen, der alene udstedes til Selskabets aktionærer eller repræsentanter for disse. Tilmelding skal ske senest den 1. maj 2007 kl. 16:00. Du kan ved tilmelding angive, at du ledsages af én navngiven gæst/rådgiver.

Ønsker du ikke at møde på generalforsamlingen, eller ønsker du ikke selv at stemme, kan du give skriftlig fuldmagt til en repræsentant ved udfyldelse af fuldmagten på bagsiden af bestillingsblanketten.

5. Election of Directors

6. Appointment of Auditor

7. Resolution to ratify stock options granted by the Board of Directors pursuant to articles 3B and 3C of the Articles of Association

8. Authorization to acquire own shares

9. Proposal from the Board to authorize the Chairman of the meeting

Enclosed please Agenda with proposals in full andthe Annual Report 2006, which has been approved by the Board of Directors.

Please note that shareholders may only attend and vote at the Annual General Meeting if they present an Admission Card. Shareholders who cannot present an Admission Card will consequently not be able to participate in the Annual General Meeting.

Enclosed please find a form for requesting an Admission Card for the Annual General Meeting, which will only be issued to the Company's shareholders or their representatives. By registration, which shall take place not later than 1 May 2007 at 16:00 (CET) you may state that you will be accompanied by one named guest/advisor.

Should you wish not to attend the Annual General Meeting or should you not want to vote, you may authorize a representative to vote on your behalf by completing the Proxy on the reverse side of the requisition form.

Bestilling af adgangskort samt eventuelt udfyldt fuldmagt skal sendes til VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup i vedlagte svarkuvert og skal være modtaget senest den 1. maj 2007, kl. 16:00. Adgangskort og fuldmagt kan også bestilles på Selskabets hjemmeside www.dako.dk.

Aktionærer eller repræsentanter med stemmefuldmagt vil efterfølgende få tilsendt adgangskort med stemmesedler med posten.

Såfremt du har tilmeldt dig generalforsamlingen, men ikke i tide modtager dit adgangskort med stemmeseddel, kan denne genudskrives på dagen mellem kl. 15:00 – 16:00 på Selskabets kontor, Produktionsvej 42, 2600 Glostrup, Danmark.

Dagsorden med fuldstændige forslag vedlægges denne indkaldelse og vil sammen med vedtægterne blive fremlagt til eftersyn for aktionærerne på Selskabets kontor, Produktionsvej 42, 2600 Glostrup, Danmark, senest 8 dage før generalforsamlingen.

Efter generalforsamlingen vil der blive serveret en kold buffet.

*****

Glostrup, den 23. april 2007
På bestyrelsens vegne for Dako A/S

Sonnich Fryland
Bestyrelsesformand

Request for Admission Card and Proxy shall be sent to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, in the enclosed stamped addressed envelope, and shall be received no later than 1 May 2007 at 16:00 (CET). Admission Card can also be ordered through the Company's website www.dako.com.

Shareholders or representatives with a Proxy to vote will subsequently receive Admission Card and ballot by post.

If you have registered for the Annual General Meting but have not received your Admission Card with ballot it can be reprinted on the day of the Annual General Meeting between 15:00 – 16:00 (CET) at the Company's offices, Produktionsvej 42, DK-2600 Glostrup, Denmark.

The agenda with the full wording of the proposals is enclosed, and this document together with the present Articles of Association will be made available for inspection by the shareholders at the Company's offices at Produktionsvej 42, DK-2600 Glostrup, Denmark, no later than 8 days before the Annual General Meeting.

Following the Annual General Meeting a cold buffet will be served.

*****

Glostrup, 23 April 2007
On behalf of the Board of Directors of Dako A/S

Sonnich Fryland
Chairman of the Board

Dagsorden og de fuldstændige forslag til den ordinære generalforsamling den 7. maj 2007 i

Agenda and proposals in full for the annual general meeting on 7 May 2007 in

Dako A/S
CVR Nr. 26519950
("Selskabet")

Dako A/S
CVR No. 26519950
(the "Company")

1. Beretning om selskabets virksomhed	1. Report on the Company's activities during the past financial year
2. Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse	2. Presentation for adoption of the Annual Report, Group Accounts including the Auditor's Report as well as the Operating and Financial Review
3. Meddelelse af decharge for bestyrelse og direktion	3. Discharge of the Board of Directors and the Board of Management from their obligations
4. Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport (som ændret efter gennemførelse af kapitalforhøjelse efter afslutning af årsregnskabet)	4. Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts)
5. Valg af medlemmer til bestyrelsen	5. Election of Directors
6. Valg af revisor	6. Appointment of Auditor
7. Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes §3B og §3C	7. Resolution to ratify stock options granted by the Board of Directors pursuant to articles 3B and 3C of the Articles of Association
8. Bemyndigelse til køb af egne aktier	8. Authorization to acquire own shares

9. Forslag fra bestyrelsen om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent

9. Proposal from the Board to authorize the Chairman of the meeting

DE FULDSTÆNDIGE FORSLAG

FULL WORDING OF THE PROPOSALS

Dagsordenens pkt. 1:
Beretning om selskabets virksomhed
Forslag om at beretningen tages til efterretning.

Re. Item 1 on the Agenda:
Report on the Company's activities
Motion to take note of the report.

Dagsordenens pkt. 2:
Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse
Forslag om at årsrapport, koncernregnskab samt ledelsesberetning godkendes.

Re item 2 on the Agenda:
Presentation for adoption of the Annual Report, Group Accounts including the Auditor's Report as well as the Operating and Financial Review
Motion to adopt the Annual Report, the Group Accounts and the Operating and Financial Review.

Dagsordenens pkt. 3:
Meddelelse af decharge for bestyrelse og direktion
Forslag om at der meddeles bestyrelse og direktion decharge.

Re item 3 on the Agenda
Discharge of the Board of Directors and the Board of Management from their obligations
Motion to discharge the Board of Directors and the Board of Management from their obligations.

Dagsordenens pkt. 4:
Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport (som ændret efter gennemførelse af kapitalforhøjelse efter afslutning af årsregnskabet)
Forslag om udlodning af udbytte i alt DKK 3.939.000 svarende til DKK 0,10 pr. aktie.

Re item 4 on the Agenda
Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts)

Motion to distribute dividend of DKK 3,939,000 equal to DKK 0.10 per share

Dagsordenens pkt. 5:
Valg af medlemmer til bestyrelsen
I henhold til Selskabets vedtægter afgår bestyrelsen. Forslag om genvalg af:

- Sonnich Fryland
- Kurt Anker Nielsen
- Viggo Harboe

Re item 5 on the Agenda
Election of Directors
In accordance with the Company's Articles of Association, the Board of Directors retires.
Motion to reelect:

- Sonnich Fryland
- Kurt Anker Nielsen

- Steven P. Novak
- Terje Kalland

For så vidt angår oplysninger om ledelseshverv i andre danske aktieselskaber, bortset fra 100% ejede datterselskaber, for tidligere bestyrelsesmedlemmer i Dako A/S, henvises til oplysningerne herom i Selskabets årsrapport.

Dagsordenens pkt. 6:

Valg af revisor

Forslag om (gen)valg af KPMG C. Jespersen.

Dagsordenens pkt. 7:

Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og 3C.

I henhold til vedtægternes § 3B har bestyrelsen udstedt warrants, som følger, vedtægternes § 3C:

1. *Selskabets bestyrelse har i november 2006 i henhold til bemyndigelse givet i september 2005 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 214.444 warrants ("tegningsoptioner").*

2. *Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.*

3. *Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af optionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for optionerne, og optionerne må ikke udnyttes, hvis*

- Viggo Harboe
- Steven P. Novak
- Terje Kalland

With respect to the nominees' executive functions in other Danish public companies, apart from 100% owned subsidiaries, reference is made to information given in the Annual Report.

Re item 6 on the Agenda

Appointment of Auditor

Motion to (re)elect KPMG C. Jespersen as auditor of the Company

Re item 7 on the Agenda

Resolution to ratify stock options granted by the Board of Directors pursuant to articles 3B and 3C of the Articles of Association

In accordance with Article 3.B of the Articles of Association, the Board of Directors has granted stock options as follows. Article 3.C of the Articles of Association:

1. *The Board of Directors has in November 2006 by virtue of authorization from September 2005 granted 214,444 stock options free of charge to certain employees (the "Employee").*

2. *Each stock option gives the Employee the right to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.*

3. *The options shall only be exercisable in portions comprising at least 25 options and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the options must also comply with other applicable laws and regulations governing the options, and the options may not be*

Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations.

4. *Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.*

4. *Exercise of the options by the Employee shall be effected by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of options which will be exercised and containing the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the options.*

5. *Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i pkt. 4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.*

5. *Upon receipt of the written notice (execution page from subscription list) and the amount set out in Article 4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the share increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded, as shareholder shall be transferred as soon as possible after the registration of the share increase with the Danish Commerce and Companies Agency.*

6. *Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale. Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede optioner, der tildeles i henhold til*

6. *The options shall be forfeited in the event of the Employee's material breach of his/her contract of employment. Unexercised options shall expire in case the Company on or before the Date of Expiry has not duly received the notice of exercise. Thus, this plan and any unexercised options granted hereunder expire on the Date of Expiry as defined in*

denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller død gælder der køberettigheder, jf. pkt. 8. I Danmark gælder dog, at tegningsoptionerne bortfalder, hvis medarbejderen opsiger sin stilling eller afgår ved døden, hvorimod tegningsoptionerne ikke bortfalder, hvis medarbejderen opsiges af virksomheden.

7. *Hvis Medarbejderen ønsker at udnytte sine optioner efter*

   (i) *at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,*

   (ii) *at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de optioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,*

   (iii) *at der er foretaget en fondsaktieemission (aktieudbytte),*

   (iv) *at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller*

   (v) *at der er udbetalt udbytte pr. regnskabsår på mere end 25% af den nominelle aktiekapital,*

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at

the Agreement.

In case of the Employee's resignation, termination or death, call options apply, cf. Article 8.

7. *Where the Employee wishes to exercise his/her options after*

   (i) *the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;*

   (ii) *the Company has issued convertible bonds or other convertible loans, options (except for the options comprised by this plan or any other subsequent employee incentive program), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;*

   (iii) *bonus shares (stock dividend) have been issued;*

   (iv) *the share capital of the Company has been decreased, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or*

a dividend of more than 25 per cent of the nominal capital has been paid for each accounting year; the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect

Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

that the Employee receives a fair compensation for the decrease in the value of the options caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

Where one or more options are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

8. Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af afsnit 2 og 3 nedenfor.

For alle ikke danske Medarbejdere gælder, at de ved fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til pkt. 6, skal tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets

8. The stocks cannot – save paragraphs 2 and 3 below - be transferred, pledged or taken in execution.

In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the options have not expired pursuant to Art. 6 above, options vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company pursuant to the annual accounts for the most recent accounting year plus the Company's profits from the beginning of the current

overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand eller ved salg af alle eller en substantiel del af Selskabets aktiver til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Ved erhvervelse af tegningsoptioner efter salg af 50 % eller mere af Selskabets aktier til tredjemand skal kursen svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Ved erhvervelse af tegningsoptioner efter salg af alle eller en substantiel del af Selskabets aktiver til tredjemand skal kursen for tegningsoptionerne beregnes som differencen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og

accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale took place. Goodwill shall be added to the Company's book value and shall be finally valued by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

In the event of (i) a transfer of at least 50% of the Company's shares to a third party, (ii) the sale of all or substantially all of the assets to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). If the warrant is acquired, after a sale of 50% or more of the Company's shares to a third party, the price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the warrants are acquired after the sale of all or substantially all of the Company's assets to a third party the price for the warrant shall be calculated as the difference between the Exercise Price and the share price assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter, in which the Company gives notice to the

med det senest udløbne kvartal, hvori meddelelse til Medarbejderen om indløsning gives. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill. Såfremt aktierne erhverves efter påkrav om Medarbejderens udnyttelse og Selskabet udnytter sin køberet i følge punkt 7.1.2, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

Employee of Exercise. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time. If the shares pursuant to clause 7.1.2 are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

9. *Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2006.*

9. *The above conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of options together with the plan for the stock option program 2006.*

Der stilles forslag om, at generalforsamlingen ratihaberer denne udstedelse.

It is proposed that the General Meeting ratifies this grant.

Dagsordenens pkt. 8:

Bemyndigelse til køb af egne aktier

Forslag om, at bestyrelsen bemyndiges til i perioden indtil næste ordinære generalforsamling at lade Selskabet erhverve egne aktier indtil Selskabets og dets datterselskabers samlede beholdning af egne aktier udgør maksimalt 10% af den registrerede aktiekapital. Erhvervelse af egne aktier kan ske for et beløb pr. aktie, der ikke må afvige mere end 10% fra gennemsnitsprisen pr. aktie, som foreligger bekendt og dokumenteret for selskabet, for alle handler mellem uafhængige parter foretaget de sidste 3 måneder før en given handelsdag eller for det tilfælde, at denne periode ikke omfatter mindst 5 sådanne uafhængige handler, da den gennemsnitlige pris pr. aktie, der foreligger

Re item 8 on the Agenda:

Authorization to acquire own shares

It is proposed that in the period, until the next annual general meeting, the Board of Directors is authorized to allow the Company to acquire its own shares until the Company together with its subsidiaries in total hold a maximum of 10% of the registered share capital. The Company's own shares can be acquired at a price per share not deviating more than 10% from the average price per share, as known by and proved to the Company, based on all tradings between independent parties in a period of 3 months prior to a given trade date or in the event that this period does not include at a minimum 5 such independent tradings, the average price per share, as known by and proved to the Company,

bekendt og dokumenteret for Selskabet, for de sidste 5 handler mellem uafhængige parter.

Dagsordenens pkt. 9:

Forslag fra bestyrelsen om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent

Bestyrelsen foreslår, at generalforsamlingen bemyndiger dirigenten med substitutionsret til at foretage samtlige de skridt, som måtte være nødvendige eller hensigtsmæssige for at gennemføre registreringen af de trufne beslutninger, herunder til at foretage sådanne rettelser i de i denne forbindelse udarbejdede dokumenter, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen eller andre myndigheder som betingelse for registrering eller godkendelse eller blot måtte blive foreslået som hensigtsmæssige.

*****

Glostrup, den 23. april 2007
På bestyrelsens vegne for Dako A/S

Sonnich Fryland
Bestyrelsesformand

based on the last 5 tradings between independent parties.

Re item 9 on the Agenda:

Proposals from the Board of Directors to authorize the Chairman of the meeting

The Board of Directors proposes that the Annual General Meeting authorizes the Chairman of the meeting with right of substitution to take all necessary steps to have the resolutions registered with the Commerce and Companies Agency, including to make such minor amendments, modifications or additions as may be requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient.

*****

Glostrup, 23 April 2007
On behalf of the Board of Directors of Dako A/S

Sonnich Fryland
Chairman of the Board

PROXY

For the Annual General Meeting of

Dako A/S

on 7 May 2007

The undersigned Name ______________________________

Address ______________________________

Country ______________________________

on my behalf to exercise the voting rights attached to the shares registered in my name in the Company's Share Register at the Annual General Meeting of the Company on 7 May 2007.

My Proxy must be used according to the X's marked. If I have not marked my preferences or instructed otherwise, the Proxy can be used at the discretion of the representatives. This Proxy shall not be interpreted as a request on my part for a written ballot.

Resolutions according to the Agenda of the Annual General Meeting on 7 May 2007:

		FOR	IMOD	UNDLADER AT STEMME
2.	Approval of the Annual Report, the Group Accounts as well as the Operating and Financial Review.			
3.	Resolution to discharge the Board of Directors and the Management from their obligations			
4.	Resolution to transfer of profit according to the Annual Report			

		FOR	UNDLADER AT STEMME
5.	Election to the Board of Directors of:		
	Sonnich Fryland		
	Viggo Harboe		
	Kurt Anker Nielsen		
	Steven P Novak		
	New election of:		
	Terje Kalland		

Please send the entire form

In order to ensure correct procedure, please do not detach any part of the form but forward the **entire sheet** to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, **no later than 1 May 2007 at 16:00 (CET). Fax No. + 45 43 58 88 67**

6.	Election of auditors			
		FOR	IMOD	UNDLADER AT STEMME
7.	Ratification of warrants granted in accordance with article §3B and §3C of the Articles of Association			
8.	Acquisition of own shares up to 10% of the share capital			
9.	Resolution to authorize the chairman of the meeting			

________________ 2007 ____________________________

Date Signature

[Insert VP-ref., name and address]

REQUEST FOR ADMISSION CARD

(It is possible to order admission cards on Dakos web-site www.dako.com)

for the Annual General Meeting of Dako A/S on 7 May 2007 at 16:00 (CET)

___ please forward admission card and ballot paper for the Annual General Meeting of Dako to the undersigned

___ please also forward admission card for:

(name of consultant)..

(please use capitals)

....,the...2007

....

(shareholder's signature)

VP Investor Services disclaims liability for any delays in the mailing of admission cards

PROXY

I, the undersigned shareholder in Dako A/S authorize

___ the Chairman of the Board, or any person that he may designate

or

___ ....

....

(name and address of proxy – please use capitals)

on my/our behalf to attend the Company's Annual General Meeting on 7 May 2007 and exercise the right to vote attached to the shares owned by me/us recorded in the Register of Shareholders.

....,the...2007

....

(Shareholders' signature)

Please send the entire form

In order to ensure correct procedure, please do not detach any part of the form but forward the **entire sheet** to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, **no later than 1 May 2007 at 16:00 (CET). Fax No. + 45 43 58 88 67**

RECEIVED

2007 JUN 29 A 8: 4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TENDER OFFER

On 25 February 2007, Dako A/S (CVR no. 26519950), Produktionsvej 42, DK-2600 Glostrup ("Dako") concluded an agreement ("Sales Agreement") on the sale of 100% of the share capital of Dako Denmark A/S ("Dako Denmark") at a price of DKK 7,250,000,000 on a net debt-free basis (enterprise value).

On 20 March 2007, Dako's general meeting adopted the concluded Sales Agreement unanimously.

The Sales Agreement includes provisions stipulating that Dako for a period of 12 months from Closing must maintain equity of 10% of the final payment. After these 12 months, this obligation will be scaled down to the effect that Dako over the next 60 months is under an obligation to maintain equity of 2.5% of the final payment.

These provisions on minimum equity at Dako do not affect the company's available funds, which the company can decide to distribute.

In this connection, Dako hereby submits a voluntary conditional Tender Offer to all shareholders of Dako with a view to enabling all Dako's shareholders to sell their shares in the company ("Dako shares") back to the company on the terms and conditions stated in the Tender Offer, including a cash payment of 91,5% of each Dako Share's share of Dako's equity at the time at which payment is effected. For the sake of good order it must be specified that all expenses to the redemption of existing warrant and phantom share programmes, with the exception of the warrants issued to CytoLogix Corp and costs related to the sale of Dako Denmark A/S, must be deducted from Dako's equity before the payment is calculated.

At the time of submission of the offer, Dako owns 250,000 Dako Shares corresponding to 0.634% of Dako's share capital and voting rights.

Dako has submitted the offer with a view to acquiring Dako Shares from all shareholders wishing to sell their Dako Shares and realising the financial gain involved. Where the shareholders wishing to accept the Tender Offer total more than 9.366% of the share capital of Dako and Dako as a consequence hereof holds more than 10% of its own shares after the acquisition, this acquisition of shares must be conducted as part of a capital reduction, cf. s 48(b) first sentence of the Danish Public Companies Act (*Aktieselskabsloven*).

This Tender Offer has been submitted on the following terms and conditions:

Offer Price	Cash payment of 91.5% of each Dako share's share of Dako's equity at the time at which payment is effected. For the sake of good order it must be specified that all expenses to the redemption of existing warrant and phantom share programmes, with the exception of the warrants issued to CytoLogix Corp and costs related to the sale of Dako Denmark A/S, must be deducted from Dako's equity before the payment is calculated.
Offer Period	The Tender Offer is valid as of 30 April 2007 and expires on 30 May 2007 at 24.00 (CET), unless the Offer Period is extended.

Offer Period	The Tender Offer is valid as of 30 April 2007 and expires on 30 May 2007 at 24.00 (CET), unless the Offer Period is extended. Acceptance of the Tender Offer must be received by Dako prior to expiration of the Offer Period. Holders of Dako Shares may use the acceptance form delivered with this Tender Offer.
Binding acceptance	Acceptance is binding on shareholders from the time at which such acceptance is received by Dako and until the time at which Dako acknowledges that the Tender Offer will not be carried out.
Settlement and payment	Dako will repurchase and pay for the Dako Shares validly tendered under the Tender Offer as quickly as possible with due consideration given to the provisions of the Sales Agreement on calculation of the final payment sum for the shares as well as the provisions on capital reduction in part 7 of the Public Companies Act. The earliest time at which settlement can take place will be mid-August 2007. Should the repurchase of the Dako Shares require a capital reduction, cf. s 48(b) first sentence of the Public Companies Act, settlement can, however, not take place until November 2007 at the earliest. Shareholders accepting the Tender Offer shall pay any costs in connection with the sale of the Dako Shares in accordance with the Tender Offer. Settlement of Dako Shares shall be effected through the shareholder's own custodian bank.
Tax matters	The payment from Dako will, as a main rule, be treated as dividend. Dako has, however, applied for permission to ensure that shareholder accepting the Tender Offer will be free to choose to treat the payment as a regular payment in connection with the sale of shares subject to taxation in accordance with the rules on capital gains taxation, cf. s 16(B) of the Danish Tax Assessment Act (*Ligningsloven*). It is further recommended that shareholders consult their own tax advisers regarding the tax consequences of accepting the Tender Offer.
Terms and conditions	The Tender Offer is subject to the following terms and conditions: (1) It is a condition that acceptance concerns all Dako Shares held by the shareholder in question, (2) It is a condition that the Danish tax authorities accepts that the gain obtained on the sale of Dako can be treated as a capital gain in accordance with the Danish tax rules, cf. s 16(B) of the Tax Assessment Act and that such permission from the tax authorities is given free of conditions or on conditions acceptable to Dako,

(3) It is a condition that the agreement on sale of 100% of the share capital of Dako Denmark A/S is performed in accordance with the Sales Agreement no later than 30 June 2007,

(4) It is a condition that there shall not be in effect any law or any restraining order, permanent or preliminary injunction or other order of any public, judicial or regulatory authority preventing or making illegal or particularly onerous the completion of the Tender Offer,

Other terms and conditions

Notwithstanding the contents of the other terms of the Tender Offer, Dako shall be entitled to withdraw the Tender Offer if Dako determines in its reasonable opinion that one or more of the conditions set forth above have not been satisfied and the conditions have not been waived by Dako in accordance with the Tender Offer or any applicable laws. Withdrawal of the Tender Offer will be announced on Dako's website and all shareholders who have accepted the offer at the time of withdrawal will be notified of the withdrawal in writing.

Upon withdrawal, the Tender Offer will lapse irrevocably and Dako will not be required to purchase any Dako Shares tendered in the Tender Offer.

Dako has no obligation to acquire any Dako Shares according to the Tender Offer unless and until all of the above conditions have been satisfied or waived by Dako.

Shareholders deciding not to accept the Tender Offer

Shareholders who do not want to accept the Tender Offer will remain shareholders in Dako and instead of receiving the proceeds of a sale according to the Tender Offer, they will receive their respective shares of the equity in the form of dividends declared, which will be paid on an ongoing basis, once the guarantees in the Sales Agreement lapse.

The first dividend payment of approx. 88% of the share's share of equity will be declared mid-August 2007 at the earliest and remaining dividend will be declared after 12 months from Closing and 72 months from Closing, respectively. It is, however, possible that the final payments will be reduced by successful claims made under the guarantees made by Dako in the Sales Agreement.

The reason for the reduced Offer Price

The reduced Offer Price is due to the fact that the shareholders who accept the Tender Offer do not assume any form of risk of the guarantees made in the Sales Agreement triggering a claim against Dako and they do not assume any share of the administration costs in Dako in the period until the company can be liquidated, which can take place six years after Closing at the earliest.

Applicable law and jurisdiction

This Tender Offer has been prepared as a voluntary tender offer in accordance with Danish law and in accordance with the applicable

rules and regulations of the U.S. federal securities laws. Any contract or dispute arising out of the acceptance of the Tender Offer shall be governed by and construed in accordance with Danish law and shall be settled by the Danish courts.

Shareholders outside the US and Denmark	Submission of the Tender Offer in or to certain persons who reside, are citizens or inhabitants in jurisdictions outside the US and Denmark or their nominees or trustees may be prohibited by the legislation of the jurisdiction in question. Shareholders outside the US and Denmark are recommended to obtain information about and comply with any legal requirements in this connection.
Translation	This Tender Offer has been prepared in both Danish and English. In case of discrepancies between the Danish and English versions, the Danish text shall prevail.

****

27 April 2007
Dako A/S

Patrik Dahlén
President, CEO

g:\013531-0068\000861.doc

RECEIVED
2007 JUN 29 A 8: 4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Insert VP-ref., name and address]

Acceptance of sale of shares in Dako A/S

(To be delivered to the custodian bank of the shareholder for approval and handling)

Acceptance must be given via the shareholders' custodian bank and be received by Nordea Bank Danmark A/S at the latest on 30 May 2007 at 24:00 (CET), at 18:00 (East Coast time) or, in case the Offer Period has been extended, at such later time as indicated in the notice of extension of the Offer Period.

The undersigned hereby confirms that the shares sold are free and unencumbered in any respect.

On the terms stated in the Tender Offer of 27 April 2007 prepared by Dako A/S, I/we hereby accept the Tender Offer and instruct the sale of the following number of Shares of DKK 2 each in Dako A/S:

Number of shares:

I/we hereby give permission to carry on the sale by transferring the shares from my/our account with:

Custodian bank:	Account:

The proceeds from the shares sold must be transferred to:

Name of Bank:	Bank reg. no./ account no.:

Details and signature of the selling shareholder:

Name:	
Address:	
Postal code and city:	Telephone:
Date:	Signature:

The undersigned custodian bank accepts to transfer the above mentioned shares to Nordea Bank Danmark A/S provided that Dako A/S in its reasonable opinion deems that the acceptance

form complies with the terms of Dako A/S' Tender Offer of 27 April 2007 for the acquisition of shares in Dako A/S and the terms and conditions of the Tender Offer have been fulfilled or waived by Dako A/S:

CVR (company registration) no.:	CD identification:
Stamp and signature:	

The shareholder must at the latest on 30 May 2007 at 24:00 (CET), at 18:00 (East Coast time) or, in case the Offer Period has been extended, at such later time as indicated in the notice of extension of the Offer Period, give notice of its acceptance of the Tender Offer to:

Nordea Bank Danmark A/S
Securities Operations
Helgeshøj Allé 33, Taastrup
Postboks 850
0900 København C
Tel.:+ 45 33 33 50 92
Fax.: + 45 33 33 31 82

Den 7. maj 2007 kl. 16.00 afholdtes ordinær generalforsamling i

Dako A/S
(CVR No. 26 51 99 50)
("**Selskabet**")

på Selskabets adresse, Produktionsvej 42, 2600 Glostrup.

Sonnich Fryland, bestyrelsesformand, bød velkommen og præsenterede Dakos bestyrelse og ledelse for generalforsamlingen.

I overensstemmelse med Selskabets vedtægter havde Selskabets bestyrelse udpeget advokat Søren Meisling til dirigent for generalforsamlingen.

Til stede:

Dirigenten konstaterede, at generalforsamlingen var lovligt indkaldt og varslet i henhold til det i vedtægterne og aktieselskabsloven fastsatte, og at generalforsamlingen derfor lovligt kunne afholdes, hvilket generalforsamlingen tilsluttede sig med alle tilstedeværende stemmer.

Dagsorden

1. Beretning om selskabets virksomhed
2. Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse
3. Meddelelse af decharge for bestyrelse og direktion
4. Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport (som ændret efter gennemførelse af kapitalforhøjelse efter afslutning af årsregnskabet)
5. Valg af medlemmer til bestyrelsen
6. Valg af revisor
7. Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægter-

On 7 May 2007 at 16.00 (CET) an ordinary general meeting was held in

Dako A/S
(CVR No. 26 51 99 50)
(the "**Company**")

at the Company's offices at Produktionsvej 42, DK-2600 Glostrup.

Sonnich Fryland, Chairman of the board of directors, addressed a few words of welcome to the general meeting and presented the board of directors and management to the general meeting.

Pursuant to the Company's Articles of Association, the Company's board of directors had appointed Mr Søren Meisling Chairman of the meeting.

Present:

The Chairman noted that the general meeting was duly convened with valid notice according to the Articles of Association and the Danish Companies Act. Seconded by the general meeting with all votes present, the Chairman declared the lawfulness of the meeting.

Agenda

1. Report on the Company's activities during the past financial year
2. Presentation for adoption of the annual report, group accounts including the auditor's report as well as the operating and financial review
3. Discharge of the board of directors and the board of management from their obligations
4. Submission of proposal for allocation of profits or balancing of losses appearing for the annual report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts)
5. Election of directors
6. Appointment of auditor

nes § 3B og § 3C
8. Bemyndigelse til køb af egne aktier
9. Forslag fra bestyrelsen om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent

Dirigenten foreslog, at dagsordennes punkt 1 til 4 blev gennemgået samlet, inden der blev åbnet for debat samt forelæggelse til vedtagelse for generalforsamlingen.

Forslaget blev vedtaget med samtlige de tilstedeværende stemmer.

Ad 1 Bestyrelsens beretning

Bestyrelsesformanden gav beretning om selskabets virksomhed i årets løb. Af større ændringer og mål, der er blevet gennemført/nået i år 2006, kan nævnes:

- Den organiske salgsvækst blev på 10% og et stærkt 4. kvartal med 17% organisk vækst
- Væksten var drevet af salget af reagenser til patologi (11%)
- Bruttomarginen forbedret i forhold til sidste år
- Resultatet af primær drift før engangsomkostninger var bedre end forventet
- Cash flow var betydeligt forbedret
- Gæld nedbragt med 188 mio. DKK i 2006
- Klar til vækst pga. vellykkede omstruktureringer, herunder salget af Mikrobiologi aktiviteterne
- Reduceret kompleksitet
- Vellykket etablering af Flow-enhed
- Eridan uafhængige
- Ansættelse af nøglemedarbejdere

7. Resolution to ratify stock options granted by the board of directors pursuant to articles 3B and 3C of the Articles of Association
8. Authorisation to acquire own shares
9. Proposal from the board to authorise the Chairman of the meeting

The Chairman proposed that item 1 to 4 of the agenda was presented end to end before the items were put forward to debate and finally submitted for adoption.

With all votes present the general meeting adopted the proposal.

Re 1: Presentation by the Chairman of the board of directors

The Chairman of the board of directors presented the results and activities pursued by the Company during the year. Following significant changes and targets to be mentioned:

- Organic growth in sale on 10% and a strong Q4 with 17% organic growth
- Growth was driven by the sale of reagents to pathology
- Gross profit was improved compared to last year
- The result of primary activities before one-time costs
- Cash flow had improved considerably
- Debt has been reduced with DKK 188 mill. in 2006
- Ready to growth due to successful restructuring including the sale of the Microbiology activities
- Reduced complexity
- Successful setting up of Flow unit
- Eridan independent
- Employment of key employees

For 2007 forventes organisk vækst i omsætningen på mindst 10% og et resultat af primær drift før engangsomkostninger på niveau over 2006.

In 2007 an organic growth of not less than 10% in the gross sales is expected and operating profits before one-time costs above 2006 level.

Ad 2: Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse

Re 2: Presentation for adoption of the annual report, group accounts including the auditor's report as well as the operating and financial review

Patrik Dahlén gennemgik årsrapport pr. 31. december 2006, koncernregnskab med revisionspåtegning samt ledelsesberetning.

Patrik Dahlén went through the annual report as per 31 December 2006, the group accounts including the auditor's report as well as the operating and financial review.

Dako afholdt samlet engangsomkostninger for DKK 205 mio, hvilket skyldes omstrukureringer samt fuld nedskrivning af goodwill i forbindelse med underskud i Cytomation. Resultat af primær drift blev herved et minus DKK 149 mio. Efter renter og skat blev resultatet af de fortsættende aktiviteter et underskud på DKK 150 mio. Mikrobiogiaktiviteterne, der blev frasolgt i 2006, havde et positivt resultatbidragt på DKK 63 mio., og dermed blev det samlede nettoresultat for Dako et underskud på DKK 87 mio. og en egenkapital på 521 mio. mod 627 mio. i år 2005.

Dako paid one-time costs for an amount of DKK 205 mio. due to restructuring, write-off of goodwill in connection with loss in Cytomation. Accordingly, operating profits was negative DKK 149 mio. Profit on continued activites after interests and tax was negative DKK 150 mio. The Microbiology activites, which were divested in 2006, meant a contribution to the profits of DKK 63, and thus, the net profit of Dako was negative DKK 87 in total and equity of DKK 521 mio. compared with DKK 627 mio. in 2005.

Den 28. februar 2007, efter regnskabsårets afslutning, blev aftale om salg af 100% af aktiekapitalen i Dako Denmark A/S indgået med EQT til en salgspris på 7,25 mia. på netto gældfri basis (enterprise value). Transaktionen forventes at blive gennemført ultimo maj 2007.

On 28 February 2007, after the end of the financial year, agreement on the sale of 100% of the shares in Dako Denmark A/S was entered into with EQT at a purchase price of 7,25 mia on a net-debt free basis (enterprise value). The completion of the transaction is expected to take place at the end of May 2007.

Ad 3: Meddelelse af decharge for bestyrelse og direktion

Re 3: Discharge of the board of directors and the board of management from their obligations

Dirigenten fremlagde bestyrelsens forslag om meddelelse af decharge for bestyrelse og direktion.

The Chairman presented the board's proposal of discharge of the board of directors and the board of management from their obligations.

Ad 4: Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport (som ændret efter gennemførelse af kapitalforhøjelse efter afslutning af årsregnskabet)

Dirigenten fremhævede forslaget om udbytte, som anført i dagsordenens punkt 4, hvorefter Dako vil foretage udlodning af udbytte i alt DKK 3.939.000 svarende til 0,10 pr. aktie. Efter denne tilføjelse erklærede dirigenten debatten for åben vedrørende dagsordenens punkt 1 til 4.

Ingen ønskede ordet, og dirigenten erklærede derfor debatten for afsluttet og fortsatte til afstemning.

Ad 1-4: Afstemning

Forslaget i dagsordenens punkt 2 om godkendelse af årsrapport, koncernregnskab og ledelsesberetning, forslaget i punkt 3 om meddelelse af decharge til bestyrelse og direktion samt forslaget i punkt 4 om udlodning af udbytte i alt DKK 3.939.000 svarende til 0,10 pr. aktie blev alle vedtaget med samtlige de tilstedeværende stemmer, og bestyrelsens beretning om selskabets virksomhed, dagsordenens punkt 1, blev taget til efterretning.

Ad 5: Valg af medlemmer til bestyrelsen

I henhold til Selskabets vedtægter afgår bestyrelsen. Dirigenten fremlagde bestyrelsens forslag om genvalg af:

- Sonnich Fryland
- Kurt Anker Nielsen
- Viggo Harboe
- Steven P. Novak
- Terje Kalland

Re 4: Submission of proposal for allocation of profits or balancing of losses appearing for the annual report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts)

The Chairman emphasised the proposal for allocation on profits made in section 4 of the agenda, according to which Dako will distribute dividend of DKK 3,939,000 equal to DKK 0,10 per share. After this addition, the Chairman made section 1 to 4 of the agenda subject to debate.

No asked permission to speak, so the Chairman closed the debate and put the items to the vote.

Ad 1- 4: Vote

The proposals in item 2 of the agenda of presentation for adoption of the annual report, group accounts including the auditor's report as well as the operating and financial review, in item 3 of the agenda of discharge of the board of directors and the board of management from their obligations, and in item 4 of distribution of dividend of DKK 3,939,000 equal to DKK 0,10 per share were all adopted with all votes present by the general meeting, and the general meeting took note of board of directors' presentation in item 1 of the agenda.

Re 5: Election of directors

In accordance with the Company's Articles of Association, the board of directors retires. The Chairman presented the board of directors' proposal to re-elect:

- Sonnich Fryland
- Kurt Anker Nielsen
- Viggo Harboe
- Steven P. Novak
- Terje Kalland

Forslaget blev vedtaget med samtlige de tilstedeværende stemmer.

With all votes present the general meeting adopted the proposal.

Ad 6: Valg af revisor

Re 6: Appointment of auditor

Generalforsamlingen genvalgte med alle tilstedeværende stemmer som selskabets revisor:

- KPMG C. Jespersen

With all votes present the general meeting reappointed as the Company's auditor

- KPMG C. Jespersen

Ad 7: Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og 3C

Re 7: Resolution to ratify stock options granted by the Board of Directors pursuant to articles 3B and 3C of the Articles of Association

Dirigenten henviste til regler i Californien om generalforsamlingens godkendelse som betingelse for en særlig gunstig skattebehandling som baggrund for fremsættelse af punktet på dagsordenen.

The Chairman made reference to Californian law regarding approval by the general meeting as a condition for special tax treatment, when explaining the reason for submitting the item of the agenda.

Dagsordenens punkt 7 blev vedtaget af generalforsamlingen med samtlige de tilstedeværende stemmer.

Item 7 of the agenda was approved by the general meeting with all votes present.

Ad 8: Bemyndigelse til køb af egne aktier

Re 8: Authorization to acquire own shares

Dirigenten fremlagde bestyrelsens forslag om, at bestyrelsen bemyndiges til i perioden indtil næste ordinære generalforsamling at lade Selskabet erhverve egne aktier, indtil Selskabets og dets datterselskabers samlede beholdning af egne aktier udgør maksimalt 10% af den registrerede aktiekapital.

The Chairman presented the board of directors' proposal that in the period until the next annual general meeting the board of directors will be authorised to allow the Company to acquire its own shares until the Company, together with its subsidiaries, in total holds a maximum of 10% of the registered share capital.

Forslaget blev vedtaget med samtlige de tilstedeværende stemmer.

With all votes present the general meeting adopted the proposal.

Ad 9: Forslag fra bestyrelsen om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent

Re 9: Proposals from the Board of Directors to authorize the Chairman of the meeting

Dirigenten fremlagde bestyrelsen forslag om, at generalforsamlingen bemyndiger dirigenten med substitutionsret til at foretage samtlige de skridt,

The Chairman presented the board of directors proposal that the annual general meeting authorises the Chairman of the meeting with right of

som måtte være nødvendige eller hensigtsmæssige for at gennemføre registreringen af de trufne beslutninger, herunder til at foretage sådanne rettelser i de i denne forbindelse udarbejdede dokumenter, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen eller andre myndigheder som betingelse for registrering eller godkendelse eller blot måtte blive foreslået som hensigtsmæssige.

Forslaget blev vedtaget med samtlige de tilstedeværende stemmer.

Afslutning af generalforsamlingen

Sonnich Fryland takkede for fremmøde og dirigenten for veludført hverv.

*****

Således passeret.

substitution to take all necessary steps to have the resolutions registered with the Commerce and Companies Agency, including to make such minor amendments, modifications or additions as may be requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient

With all votes present the general meeting adopted the proposal.

Closing of the general meeting

Sonnich Fryland thanked those present for their attendance as well as the Chairman of the meeting.

*****

Thus resolved.

Dirigent / Chairman of the meeting

Søren Meisling

Bestyrelsesformand/ Chairman of the board of directors

Sonnich Fryland

[name, address, vp-ref.]

EXTENSION OF DAKO A/S' TENDER OFFER

On 27 April 2007, Dako A/S (CVR no. 26519950) ("Dako") submitted a voluntary conditional Tender Offer ("Tender Offer") to all shareholders of Dako, giving all Dako's shareholders an opportunity to sell their shares in the company ("Dako shares") back to the company on the terms and conditions stated in the Tender Offer. The Tender Offer is enclosed for your information.

According to the Tender Offer, Dako may extend the offer period, which expires on 30 May 2007 at 24.00 (Danish time).

Dako has decided to extend the offer period until **22 June 2007 at 16.00 (Danish time)** with the aim to provide the shareholders with sufficient time to decide whether or not to accept the Tender Offer and give the shareholders the opportunity to include shares received in connection with exercise of warrants /share options in 2007. Please note that the offer period may be further extended.

The terms and conditions of the Tender Offer, including the tender price, are unchanged and appear from the written Tender Offer dated 27 April 2007, to which reference is made.

Please note the following in addition to the Tender Offer of 27 April 2007:

Tender Price

In the Tender Offer, the tender price is stated as a percentage of each Dako Share's share of Dako's equity at the time at which payment is effected. The value per Dako Share has not been determined for certain for the time being. However, Dako estimates that the value of each Dako Share will not be less than DKK 145, which means that the offered 91.5% of the value of each Dako Share will equal a tender price of DKK 132.68 per Dako Share. Please note that the estimated price of DKK 145 is not final and binding, and the estimate provided for in this addendum to the Tender Offer is consequently not binding upon Dako.

Acceptance

The acceptance form enclosed with this Addendum ("Acceptance Form") must be used when accepting the Tender Offer. The Acceptance Form must be submitted to

Acceptance

The acceptance form enclosed with this Addendum ("Acceptance Form") must be used when accepting the Tender Offer. The Acceptance Form must be submitted to your own custodian bank and be to hand of the custodian bank not later than 22 June 2007 at 16.00 (Danish time).

Please note that shareholders who already have submitted valid accept shall not submit the Acceptance Form again, unless the shareholder in the meantime has acquired Dako Shares according to exercise of warrants/share options in 2007, cf. below.

Please note that the Acceptance Form must be submitted to the custodian bank in Denmark and not to Nordea Bank Denmark A/S, Dako A/S or any other third party.

In order to be valid, the acceptance must include all of the shareholder's Dako Shares. If a shareholder holds Dako Shares in several custody accounts, an Acceptance Form must be submitted for each custody account regarding all Dako Shares in the custody account concerned.

If a shareholder has acquired new Dako Shares in connection with the exercise of warrants/share options in Dako during the exercise window just recently open and wishes to accept the Tender Offer for the said shares, the Acceptance Form shall be used. The acceptance must include **all** Dako Shares owned by the shareholder (any existing Dako Shares owned by the shareholder plus all Dako Shares received in connection with the exercise of warrants/share options in 2007). The same applies where the shareholder has already submitted one Acceptance Form earlier.

If a shareholder has accepted the Tender Offer for his existing Dako Shares, such acceptance will become void if the shareholder fails to accept the Tender Offer for the new Dako Shares, cf. the condition that the acceptance must be for all of the Dako Shares held by the shareholder.

Payment

Upon expiry of the offer period on 22 June 2007, it will take the custodian banks approximately seven (7) days to count the acceptances.

Dako will then be informed about how many shareholders have accepted the Tender Offer.

The purchase price will be paid via the shareholder's Danish custodian bank in **mid-August 2007** or later, and in case the repurchase is conditional on a capital decrease in Dako A/S, which will be the case if shareholders representing more than 9.366% of the share capital accept the Tender Offer, payment will be effected in **November 2007** at the earliest.

The amount will be deposited in the custody account with the Danish custodian bank or in an account with any other **Danish** bank specified by the shareholder in the Acceptance Form. If the shareholder prefers the amount to be transferred to a different account or any other bank, including a foreign bank, the shareholder must make a separate agreement on this with the Danish custodian bank.

Tax consequences

The proceeds from the sale of shares in Dako to Dako are generally treated as dividend for tax purposes. However, in April 2007 Dako has on behalf of the shareholders obtained permission from the Danish tax authorities to choose whether to treat the sale of Dako Shares to Dako according to the rules for capital gains on shares or as dividend. As a result of such permission, Dako shall not withhold dividend tax in amounts paid to each shareholder accepting the Tender Offer. This applies whether the shareholder chooses capital gains tax or dividend tax.

Each option will have tax consequences and thus financial consequences for the shareholders.

For shareholders liable to pay tax in Denmark, it will, as a general rule, be most favourable to choose capital gains tax, since this allows the shareholder to deduct the original price at which he acquired the Dako Shares from the tax base.

In that connection it should be noted that all shareholders who do not accept the Tender Offer will receive their share in Dako's capital and reserves as dividend paid by Deko. Dividend tax will be withheld, and such ordinary dividend cannot be treated according to the rules concerning the taxation of capital gains. Shareholders who are liable to pay tax abroad who choose not to accept the Tender Offer will thus be subject to Danish withholding tax, which will generally be 28% for dividends received from Dako.

Shareholders are recommended to consult their own tax consultant with respect to the tax implications of accepting the Tender Offer.

Applicable law and jurisdiction

The Tender Offer has been prepared as a voluntary tender offer in accordance with Danish law and in accordance with the applicable rules and regulations of the U.S. federal securities laws. Any contract or dispute arising out of the acceptance of the Tender Offer shall be governed by and construed in accordance with Danish law and shall be brought before the Danish courts.

****

29 May 2007
Dako A/S

Patrik Dahlén
President, CEO

[Insert VP-ref., name and address]

Acceptance of sale of shares in Dako A/S

(To be delivered to the custodian bank of the shareholder for approval and handling)

Acceptance must be given via the shareholders' own custodian banks and be received by the custodian banks on or before **22 June 2007 at 16.00 (Danish time)** or, in case the Offer Period has been extended, at such later time as indicated in the notice of extension of the Offer Period.

I/we, the undersigned shareholder, hereby confirm that the shares sold are free and unencumbered in every respect and that I/we will not in the period from my/our acceptance of the Tender Offer and until my/our receipt of the purchase price dispose of the shares in conflict with my/our acceptance, including to sell or pledge the shares.

Subject to the terms and conditions stated in the Tender Offer of 27 April 2007 and extended as of 29 May 2007, prepared by Dako A/S, I/we hereby accept the Tender Offer and instruct the sale of the following number of Shares of a nominal value of DKK 2 each in Dako A/S, which constitute all of my/our shares in Dako A/S in the custody (VP) account in question:

Number of shares:

I/we hereby give permission to complete the sale by transferring the shares from my/our account with:

Custodian bank:	Account:

The proceeds from the sale of the shares must be transferred to (bank in Denmark):

Name of Bank:	Bank reg. no./ account no.:

Details and signature of the selling shareholder:

Name:	
Address:	
Postal code and city:	Telephone:
Date:	Signature:

g:\s Sagsnr»\acceptblanket (eng) doc

We, the undersigned custodian bank, accept to transfer the above-mentioned shares to Nordea Bank Danmark A/S, provided that Dako A/S in its reasonable opinion deems that the acceptance form complies with the terms of Dako A/S' Tender Offer of 27 April 2007 for the acquisition of shares in Dako A/S and the terms and conditions of the Tender Offer have been fulfilled or waived by Dako A/S:

CVR (company registration) no.:	CD identification:
Stamp and signature:	

Extension of Tender Offer of 27 April 2007

On 29 May 2007 Dako A/S' Tender Offer of 27 April 2007 was extended and in that connection an extension letter was sent to all shareholders of Dako A/S.

The Tender Offer of 27 April 2007 was not enclosed with the extension letter as set out in the extension letter, which we enclose for information purposes.

Best regards,
Dako A/S

Patrik Dahlén
President, CEO

Indkaldelse

Til aktionærerne i Harno Invest A/S (det tidligere Dako A/S) til ekstraordinær generalforsamling i

Harno Invest A/S
CVR Nr. 26519950
("**Selskabet**")

Herved indkalder bestyrelsen i Selskabet til ekstraordinær generalforsamling i Selskabet, der afholdes

fredag den 15. juni 2007 kl. 16.00

på Produktionsvej 42, 2600 Glostrup, Danmark

med følgende

Dagsorden

1. **Vedtægtsændringer**
   a. **Ændring af Selskabets formål**
   b. **Ændring af Selskabets hjemsted**
   c. **Ændring af vedtægterne om bestyrelsens sammensætning**
   d. **Ændring af Selskabets tegningsregel**
   e. **Ændringer i forlængelse af salget af Dako Denmark A/S**
2. **Valg af ny bestyrelse**
3. **Ændring af bemyndigelse til køb af egne aktier**
4. **Bemyndigelse til udbetaling af aconto-udbytte**
5. **Bemyndigelse til dirigenten**

Notice

To the shareholders of Harno Invest A/S (the former Dako A/S) of extraordinary general meeting in

Harno Invest A/S
CVR No. 26519950
(the "**Company**")

The board of directors of the Company hereby convenes an extraordinary general meeting of the Company, which is to be held on

Friday 15 June 2007 at 16.00 (Danish time)

at Produktionsvej 42, DK-2600 Glostrup, Denmark

with the following

Agenda

1. **Amendments of the Company's articles of association**
   a. **Amendment of the Company's objective**
   b. **Amendment of the registered address of the Company**
   c. **Amendment of the composition of the Board of Directors**
   d. **Amendment of the signature rule**
   e. **Amendments in connection with the sale of Dako Denmark A/S.**
2. **Election of new directors**
3. **Adjustment of authorization to acquire own shares**
4. **Authorization to pay out interim dividends**
5. **Authorization to the Chairman of the meeting**

Vedtagelse af forslagene under dagsordenens punkt 1(a)-1(e) kræver den i aktieselskabsloven § 78 foreskrevne majoritet, dvs. at forslaget vedtages med mindst 2/3 såvel af de afgivne stemmer som af den på generalforsamlingen repræsenterede stemmeberettigede aktiekapital.

The adoption of the proposals under item 1(a)-1(e) requires the qualified majority prescribed in Section 78 of the Danish Public Limited Companies Act, i.e. the proposal must be adopted by at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

Bemærk venligst, at aktionærer kun kan møde og stemme på generalforsamlingen, hvis de har løst adgangskort.

Please note that shareholders may only attend and vote at the general meeting if they present an Admission Card

Vi vedlægger blanket til bestilling af adgangskort til generalforsamlingen, der alene udstedes til Selskabets aktionærer eller repræsentanter for disse. Ved tilmelding senest den 9. juni 2007 kl. 16:00 kan du angive, at du ledsages af op til én navngiven gæst/rådgiver.

Enclosed please find a form for requesting an Admission Card for the general meeting, which will only be issued to the Company's shareholders or their representatives. By registration on or before 9 June 2007 at 16:00 (Danish time) you are entitled to be accompanied by up to one named guest/advisor.

Ønsker du ikke at møde på generalforsamlingen, eller ønsker du ikke selv at stemme, kan du give skriftlig fuldmagt til en repræsentant ved udfyldelse af fuldmagten på bagsiden af bestillingsblanketten.

Should you wish not to attend the general meeting or should you not want to vote, you may authorize a representative to vote on your behalf by completing the Proxy on the reverse side of the requisition form.

Bestilling af adgangskort samt eventuelt udfyldt fuldmagt skal sendes til VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup i vedlagte svarkuvert og skal være modtaget senest den 9. juni 2007, kl. 16:00.

Request for Admission Card and Proxy shall be sent to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, in the enclosed stamped addressed envelope, and shall be received no later than 9 June 2007 at 16:00 (Danish Time).

Aktionærer eller repræsentanter med stemmefuldmagt vil efterfølgende få tilsendt adgangskort med stemmesedler med posten.

Shareholders or representatives with a Proxy to vote will subsequently receive Admission Card and ballot by post.

Såfremt du har tilmeldt dig generalforsamlingen, men ikke i tide modtager dit adgangskort med stemmeseddel, kan denne genudskrives på

If you have registered for the general meeting but have not received your Admission Card with ballot it can be reprinted on the day of the

dagen mellem kl. 15:00 – 16:00 hos Dako Denmark A/S, Produktionsvej 42, 2600 Glostrup, Danmark.

general meeting between 15:00 – 16:00 (Danish Time) at Dako Denmark A/S, Produktionsvej 42, DK-2600 Glostrup, Denmark.

Dagsorden med fuldstændige forslag vedlægges denne indkaldelse og vil sammen med vedtægterne blive fremlagt til eftersyn for aktionærerne hos Dako Denmark A/S, Produktionsvej 42, 2600 Glostrup, Danmark, senest 8 dage før generalforsamlingen.

The agenda with the full wording of the proposals is enclosed, and this document together with the present articles of association will be made available for inspection by the shareholders at Dako Denmark A/S, Produktionsvej 42, DK-2600 Glostrup, Denmark, no later than 8 days before the general meeting.

Efter generalforsamlingen vil der blive serveret en kold buffet.

Following the general meeting a cold buffet will be served.

*****

København, den 6. juni 2007
På bestyrelsens vegne for Harno Invest A/S

Sonnich Fryland
Bestyrelsesformand

*****

Copenhagen, 6 June 2007
On behalf of the Board of Directors of Harno Invest A/S

Sonnich Fryland
Chairman of the Board

Dagsorden og de fuldstændige forslag til den ekstraordinære generalforsamling den 15. juni 2007 i	**Agenda and proposals in full** for the extraordinary general meeting on 15 June 2007 in
Harno Invest A/S CVR Nr. 26519950 ("**Selskabet**")	**Harno Invest A/S** CVR No. 26519950 (the "**Company**")
Dagsorden	**Agenda**
1. Vedtægtsændringer	**1. Amendments to Articles**
a. Ændring af Selskabets formål	**a. Amendment of the Company's objective**
b. Ændring af Selskabets hjemsted	**b. Amendment of the registered address of the Company**
c. Ændring af vedtægterne om bestyrelsens sammensætning	**c. Amendment of the composition of the Board of Directors**
d. Ændring af Selskabets tegningsregel	**d. Amendment of the signature rule**
e. Vedtægtsændringer i forlængelse af salget af Dako Denmark A/S	**e. Amendments in connection with the sale of Dako Denmark A/S.**
2. Valg af ny bestyrelse	**2. Election of new directors**
3. Ændring af bemyndigelse til køb af egne aktier	**3. Adjustment of authorization to acquire own shares**
4. Bemyndigelse til udbetaling af aconto-udbytte	**4. Authorization to pay out interim dividends**
5. Bemyndigelse til dirigenten	**5. Authorization to the Chairman of the meeting**
Ad 1(a) Ændring af Selskabets formål hjemsted	**Re 1(a) Amendment of the Company's objective**

Forslag om ændring af vedtægternes § 2 om Selskabets formål til følgende:

Selskabets formål er udelukkende investering af Selskabets midler i overensstemmelse med de betingelser og begrænsninger, som fastsættes af bestyrelsen.

Proposal of amendment of section 2 of the articles of association to:

The object of the Company is solely to invest the funds held by the Company in accordance with the requirements and limitations set out by the board of directors.

Ad 1(b) Ændring af Selskabets hjemsted

Re 1(b) Amendment of registered address of the Company

Forslag om ændring af vedtægternes § 1.2 om Selskabets hjemsted til:

"Selskabets hjemsted er Københavns kommune."

Proposal of amendment of section 1.2 of the articles of association to:

"The Company's registered address is situated in the municipality of Copenhagen.

Ad1(c) Ændring af vedtægterne om bestyrelsens sammensætning

Re 1(c) Amendment of the composition of the Board of Directors

Forslag om ændring af vedtægternes § 6.1 om bestyrelsens sammensætning til:

"Generalforsamlingen vælger tre medlemmer".

Proposal of amendment of section 6.1 of the articles of association regarding Board of Directors to:

"The general meeting shall elect three directors."

Ad 1(d) Ændring af Selskabets tegningsregel

Re 1(d) Amendment of the signature rule

Forslag om ændring af vedtægternes § 8 om bestyrelsens sammensætning til følgende ordlyd

"Selskabet tegnes af formanden for bestyrelsen i forening med en direktør, eller af to bestyrelsesmedlemmer i forening"

Proposal of amendment of section 8 of the articles of association regarding Board of Directors to the following wording:

"The Company shall be bound by the joint signatures of the chairman and a manager, or by the joint signatures of two directors"

Ad 1(e) Vedtægtsændringer i forlængelse af salget af Dako Denmark A/S

Re 1(e) Amendments in connection with the sale of Dako Denmark A/S.

Forslag om konsekvensændringer af Selskabets vedtægter i forlængelse af salget af Dako Denmark A/S, herunder § 5.1 om af sted for afholdelse af Selskabets generalforsamling, punkt 5.8 om årsregnskab, konsekvensændringer samt ratihabering af tegningsoptioner udgår, § 6.2 om medarbejderrepræsentanter udgår, 6.3

Proposal of amendments to articles of assocation as a consequent to the sale of Dako Denmark A/S, including section 5.1 regarding place of the general meeting, section 5.8 regarding annual accounts, consistency amendments, sanction on issue of warrants is deleted, section 6.3 regarding vice chairman is

om bestyrelsens næstformand udgår, § 6.9 om Corporate Governance udgår, § 7 om Selskabets direktion, § 9 om Selskabets revision, samt § 10.2 om opgørelsesprincipper.

deleted, section 6.9 regarding Corporate Governance is deleted, section 7 on Board of Officers, section 9 regarding auditors, and section 10.2 regarding Accounting Principles.

Forslag til nye vedtægter vedlægges.

Proposed new articles of association are enclosed.

Ad 2) Valg af ny bestyrelse

Bestyrelsen har stillet deres mandater til rådighed.

Forslag om valg af ny bestyrelse bestående af følgende kandidater:

- Viggo Harboe
- Lars Fruergaard Jørgensen
- Steve P. Novak

Re 2) Election of new directors

The Board of Directors has offered to resign.

It is proposed to elect a new Board of Direcors consisting of the following candidates:

- Viggo Harboe
- Lars Fruergaard Jørgensen
- Steve P. Novak

Ad 3) Ændring af bemyndigelse til køb af egne aktier

Forslag om ændring af bemyndigelse givet på Selskabets ekstraordinære generalforsamling den 20. marts 2007, således, at bestyrelsen bemyndiges til i perioden indtil næste ordinære generalforsamling at lade Selskabet erhverve egne aktier i henhold til de vilkår, som angivet i Købstilbud af 27. april 2007 til aktionærerne i Dako A/S med forlængelse af Købstilbud af 29, maj 2007. Selskabet må erhverve aktier indtil en pålydende værdi af DKK 45.714.891, dog således, at hvis Selskabet erhverver egne aktier og dermed overstiger en beholdning på over 10% af Selskabets aktiekapital, skal erhvervelsen iagttage bestemmelserne i Aktieselskabslovens § 48b. Vederlaget for en aktie (pålydende værdi af DKK 2), i henhold til denne bemyndigelse, skal ligge i intervallet DKK 125 - DKK155.

Re 3) Adjustment of authorization to acquire own shares

It is proposed to amend the authorization granted on the extraordinary general meeting of 20 March 2007, to state that in the period, until the next annual general meeting, the Board of Directors is authorized to allow the Company to acquire own shares in accordance with the terms and conditions set out in the Tender Offer of 27 April 2007 to the shareholders of Dako A/S with extension of 29 May 2007. The Company may acquire own shares up to a nominal value of DKK 45.714.891, provided, however, that any acquisition that will result in the Company holding more than 10% of the Company's share capital shall be carried out in accordance with section 48b of the Danish Companies Act. The payment for a share (nominal value of DKK 2), according to this authorization, shall be in the range DKK 125 to DKK 155.

Ad 4) Bemyndigelse til udbetaling af aconto-udbytte

Re 4) Authorization to pay out interim dividends

Forslag om, at Bestyrelsen bemyndiges til at træffe beslutning om uddeling af ekstraordinært udbytte. Vedtages forslaget vil bemyndigelsen blive optaget i Selskabets vedtægter som en ny § 10.4 med følgende ordlyd:

"10.4 Bemyndigelse til bestyrelsen
Ifølge beslutning på en ekstraordinær generalforsamling i Selskabet afholdt den 15. juni 2007 er bestyrelsen bemyndiget til at træffe beslutning om uddeling af ekstraordinært udbytte i en eller flere omgange."

It is proposed to authorize the Board of Directors to decide on the distribution of interim dividends. If the proposal is adopted the authorization will be incorporated in the articles of association of the Company as a new article 10.4 with the following wording:

"10.4 Authorization to the Board of Directors
Pursuant to a resolution passed at an extraordinary general meeting of the Company held on 15 June 2007, the Board of Directors is authorized to decide on the distribution of interim dividends at one or several occasions."

Ad 5) Bemyndigelse til dirigenten

Bestyrelsen foreslår, at dirigenten med substitutionsret bliver bemyndiget til at anmelde det vedtagne og foretage de ændringer heri, som Erhvervs- og Selskabsstyrelsen eller andre myndigheder måtte kræve eller henstille foretaget som betingelse for registrering eller godkendelse.

Re 5) Authorization to the Chairman of the meeting

It is proposed that the Chairman of the meeting with right of substitution be authorized to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval.

Dagsorden punkt 1(a)- 1(e)

Vedtagelse af forslagene under dagsordenens § 1(a)- 1(e) kræver den i aktieselskabsloven § 78 foreskrevne majoritet, dvs. at forslaget vedtages med mindst 2/3 såvel af de afgivne stemmer som af den på generalforsamlingen repræsenterede stemmeberettigede aktiekapital.

Items 1(a)- 1(e) of the Agenda

The adoption of the proposals under items 1(a)- 1(e) requires the qualified majority prescribed in Section 78 of the Danish Public Limited Companies Act, i.e. the proposal must be adopted with at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

Sonnich Fryland
Bestyrelsesformand

Sonnich Fryland
Chairman of the Board

PROXY

For the extraordinary general meeting of

Harno Invest A/S

to be held on 15 June 2007

The undersigned Name __________

Address __________

Country __________

on my behalf to exercise the voting rights attached to the shares registered in my name in the Company's share register at the extraordinary general meeting of the Company to be held on 15 June 2007.

My proxy must be used according to the X's marked. If I have not marked my preferences or instructed otherwise, the proxy can be used at the discretion of the representatives. This proxy shall not be interpreted as a request on my part for a written ballot.

Resolutions according to the Agenda of the extraordinary general meeting to be held on 15 June 2007:

	PRO	AGAINST	ABSTAIN FROM VOTING
1. Vedtægtsændring			
a. Amendment of the Company's objective			
b. Amendment of the registered address of the Company			
c. Amendment of the composition of the Board of Directors			
d. Amendment of the signature rule			
e. Amendments in connection with the sale of Dako Denmark A/S.			

2. Election of new directors	PRO	ABSTAIN FROM VOTING
Viggo Harboe		
Lars Fruergaard Jørgensen		
Steve P. Novak		

	PRO	AGAINST	ABSTAIN FORM VOTING
3. Adjustment of authorization to acquire own shares			
4. Authorization to pay out interim dividends			
5. Authorization to the Chairman of the meeting			

_______________ 2007 ______________________________

Date Signature

Please send the entire form

In order to ensure correct procedure, please do not detach any part of the form but forward the **entire sheet** to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, **Fax No. + 45 43 58 88 67 - no later than 9 June 2007 at 16:00 (Danish time).**

[Insert VP-ref., name and address]

REQUEST FOR ADMISSION CARD

(It is possible to order admission cards on Dakos web-site www.dako.com)

for the extraordinary general meeting of Harno Invest A/S to be held on 15 June 2007 at 16:00 (CET)

___ please forward admission card and ballot paper for the extraordinary general meeting of Harno Invest A/S to the undersigned

___ please also forward admission card for:

(name of consultant)..
(please use capitals)

....,the..2007

....
(shareholder's signature)

VP Investor Services disclaims liability for any delays in the mailing of admission cards

PROXY

I, the undersigned shareholder in Harno Invest A/S authorize

___ the Chairman of the Board, or any person that he may designate

or

___ ....

....
(name and address of proxy – please use capitals)

on my/our behalf to attend the Company's extraordinary general meeting to be held on 15 June 2007 and exercise the right to vote attached to the shares owned by me/us recorded in the Register of Shareholders.

....,the..2007

....
(Shareholders' signature)

Please send the entire form
In order to ensure correct procedure, please do not detach any part of the form but forward the **entire sheet** to VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark, **no later than 9 June 2007 at 16:00 (CET). Fax No. + 45 43 58 88 67**

Harno Invest A/S

NOVO NORDISK A/S
NOVO ALLE 1
2880 BAGSVÆRD

111797103.41.0

Adgangskort nr. 41

Ekstraordinær generalforsamling
fredag den 15. juni 2007 kl. 16.00 hos
Harno Invest A/S
Produktionsvej 42
2600 Glostrup

Repræsenteret kapital

21.278.750

Antal stemmer

10.639.375

Den 15. juni 2007 kl. 16.00 afholdtes ekstraordinær generalforsamling i

Harno Invest A/S
(CVR-nr. 26 51 99 50)
("**Selskabet**")

på adressen, Produktionsvej 42, 2600 Glostrup.

Sonnich Fryland, bestyrelsesformand, bød velkommen.

I overensstemmelse med Selskabets vedtægter havde Selskabets bestyrelse udpeget advokat Søren Meisling til dirigent for generalforsamlingen.

Til stede:

Dirigenten konstaterede, at generalforsamlingen var lovligt indkaldt og varslet i henhold til det i vedtægterne og aktieselskabsloven fastsatte, og at generalforsamlingen derfor lovligt kunne afholdes, hvilket generalforsamlingen tilsluttede sig med alle tilstedeværende stemmer.

Dagsorden

1. Vedtægtsændringer
   a. Ændring af Selskabets formål
   b. Ændring af Selskabets hjemsted
   c. Ændring af vedtægterne om bestyrelsens sammensætning
   d. Ændring af Selskabets tegningsregel
   e. Ændringer i forlængelse af salget af Dako Denmark A/S
2. Valg af ny bestyrelse

On 15 June 2007 at 16.00 (CET) an extraordinary general meeting was held in

Harno Invest A/S
(CVR No. 26 51 99 50)
(the "**Company**")

at the address, Produktionsvej 42, DK-2600 Glostrup.

Sonnich Fryland, chairman of the board of directors, addressed a few words of welcome to the general meeting.

Pursuant to the Company's Articles of Association, the Company's board of directors had appointed Mr Søren Meisling Chairman of the Meeting.

Present:

The Chairman noted that the general meeting was duly convened with valid notice according to the Company's Articles of Association and the Danish Companies Act. Seconded by the general meeting and with all votes present, the Chairman declared the lawfulness of the meeting.

Agenda

1. Amendments of the Company's Articles of Association
   a. Amendment of the object of the Company
   b. Amendment of the registered office of the Company
   c. Amendment of the Articles of Association with regard to composition of the board of directors
   d. Amendment of the signature rule
   e. Amendments according to the sale of Dako Denmark A/S
2. Election of new board of directors

3. Ændring af bemyndigelse til køb af egne aktier

4. Bemyndigelse til udbetaling af aconto-udbytte

5. Bemyndigelse til dirigenten

3. Adjustment of authorization to acquire own shares

4. Authorization to pay out interim dividends

5. Authorization to the Chairman of the meeting

Ad 1)

Dirigenten gennemgik bestyrelsens forslag til ændring af Selskabets vedtægter. Undervejs knyttede dirigenten følgende kommentarer til forslagene om vedtægtsændringerne:

Ad 1(a)
Forslaget om at ændre selskabets formål skal ses i lyset af, at selskabet reelt set skal fungere som et investeringsselskab.

Ad 1(b)
Ændring af selskabets hjemsted til Region Hovedstanden eller Københavns kommune som følge af salget af Dako Denmark A/S.

Ad 1(c)
Medarbejderrepræsentation foreslås fjernet, da selskabet ikke længere efter loven er pålagt medarbejderrepræsentation i bestyrelsen efter salget af Dako Denmark A/S.

Bestemmelsen om næstformand udgår.

Ad 1(d)
Selskabets tegningsregel ændres som konsekvens af den ændrede ledelsessammensætning.

Re 1)

The Chairman went through the proposal of the board of directors to amend the Articles of Associations. The Chairman had the following comments to the proposed amendments of the Articles of Association:

Re 1(a)
The proposal to amend the object of the Company is set forward because the Company's function shall be that of an investment company.

Re 1(b)
The amendment of the registered office of the Company is to be the municipality of Copenhagen as a consequence of the sale of Dako Denmark A/S.

Re 1(c)
Members of the board of directors elected among the employees are no longer required by law after the sale of Dako Denmark A/S. Thus, it is proposed to delete the provisions relating to employee elected member.

The provision regarding vice presidency of the board of directors is proposed deleted.

Re 1(d)
The signature rule of the Company is amended in accordance with the changed composition of the management of the Company

Ad 1(e)

Forslag om konsekvensændringer af Selskabets vedtægter i forlængelse af salget af Dako Denmark A/S. Det betyder blandt andet at referencer til koncernregnskab udgår, da der ikke længere skal aflægges koncernregnskab samt at bestemmelserne om medarbejderoptioner fjernes.

Efter disse bemærkninger erklærede dirigenten debatten for åben vedrørende dagsordenens punkt 1.

Ingen ønskede ordet, og dirigenten erklærede derfor debatten for afsluttet og fortsatte til afstemning.

Ad 1) Afstemning

Forslagene i dagsordenens punkt 1 blev alle vedtaget med samtlige de tilstedeværende stemmer

Ad 2) Valg af ny bestyrelse

Bestyrelsen har stillet deres mandater til rådighed og foreslået følgende bestyrelse:

- Lars Fruergaard Jørgensen
- Steven P. Novak
- Viggo Harboe

Ad 2) Afstemning

Forslaget blev vedtaget med samtlige tilstedeværende stemmer.

Til referatet anføres, at bestyrelsen omgående konstituerede sig med Lars Fruergaard Jørgensen som formand for bestyrelsen

Re 1(e)

Proposal to amend the Articles of Association of the Company as a consequence of the sale of Dako Denmark A/S. Among other things, this means that reference to the group account is proposed removed and the same goes for the rules regarding issuing of warrants.

Following these remarks, the Chairman put item 1 on the agenda up for debate.

No one asked for permission to speak, so the Chairman closed the debate and put the item to a vote.

Ad 1) Vote

The proposals on item 1 of the agenda were all adopted with all votes present by the general meeting.

Ad 2) Election of a new directors

The board of directors has offered their mandates and proposed the following composition of the board of directors:

- Lars Fruergaard Jørgensen
- Steven P. Novak
- Viggo Harboe

Ad 2) Vote

With all votes present the general meeting adopted the proposal.

For the purpose of these minutes, it is noted that the board of directors immediately constituted itself with Mr Lars Fruergaard Jørgensen as chairman of the board.

Ad 3) Ændring af bemyndigelse til køb af egne aktier

Dirigenten fremlagde bestyrelsens forslag om at ændre bemyndigelsen givet på den ekstraordinære generalforsamling den 20 marts 2007 til at erhverve egne aktier, således at Selskabets kan erhverve egne aktier i henhold til de vilkår som angivet i Købstilbuddet af 27. april 2007 med forlængelse af Købstilbuddet af 29. maj 2007.

Efter at have fremlagt bestyrelsens forslag erklærede dirigenten debatten for åben vedrørende dagsordenens punkt 3.

Ingen ønskede ordet, og dirigenten erklærede derfor debatten for afsluttet og fortsatte til afstemning.

Ad 3) Afstemning

Forslaget blev vedtaget med samtlige tilstedeværende stemmer.

Ad 4) Bemyndigelse til at udbetale aconto ud bytte

Dirigenten fremlagde forslag om at bemyndige bestyrelsen til at træffe beslutning om ekstraordinært udbytte.

Ingen ønskede ordet, og dirigenten erklærede derfor debatten for afsluttet og fortsatte til afstemning.

Ad 3) Adjustment to authorization to acquire own shares

The Chairman presented the board of directors' proposal to amend the authorization granted on the extraordinary general meeting the 20 March 2007 to allow the Company to acquire its own shares in accordance with the Tender Offer of 27 April 2007 with extension of the Tender Offer of 29 May 2007.

After submission of the proposal, the Chairman put subject 3 up for debate.

No one asked for permission to speak, so the Chairman closed the debate and put the items to a vote.

Ad 3) Vote

With all votes represented, the general meeting adopted the proposal

Ad 4) Authorization to pay out interim dividends

The Chairman submitted proposal to authorize the board of directors to decide on distribution of interim dividends.

No one asked for permission to speak, so the Chairman closed the debate and put the item to a vote.

Ad 4) Afstemning

Forslaget blev vedtaget med samtlige tilstedeværende stemmer.

Ad 5) Bemyndigelse til dirigenten

Dirigenten fremlagde forslaget om, at dirigenten med substitutionsret bemyndiges til at anmelde det vedtagne og foretage de ændringer heri, som Erhvervs- og Selskabsstyrelsen eller andre myndigheder måtte kræve eller henstille foretaget som betingelse for registrering eller godkendelse.

Dirigenten bemærkede, at det forslåede er en sædvanlig procedure.

Ad 5) Afstemning

Forslaget blev vedtaget med samtlige tilstedeværende stemmer.

6) Afslutning

Sonnich Fryland sagde et par ord på vegne af den afgående bestyrelse. Hele bestyrelsen udtrykte stolthed over af at have været bestyrelsesmedlemmer i Selskabet. Tiden er nu inde for nye kræfter i bestyrelsen som følge af, at formålet med Selskabet nu er væsentligt ændret.

Ad 4) Vote

With all votes represented, the general meeting adopted the proposal

Re 5) Authorization to the Chairman of the meeting

The Chairman proposed the that the Chairman of the meeting with right of substitution is authorized to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval.

The Chairman noted that the proposed is a normal procedure.

Ad 5) Vote

With all votes represented, the general meeting Adopted the proposal.

6) End

Sonnich Fryland said a few words on behalf of the retiring board of directors. All members of the board of directors had been proud to be a member of the board of directors of the Company. Time has come for new people to take over due to the fact that the purpose of the Company has changed significantly.

På vegne af de afgående bestyrelsesmedlemmer takkede Sonnic Fryland aktionærerne og direktionen.

On behalf of the retiring members of the board of directors, Sonnich Fryland thanked the shareholders and the management.

Sonnich Fryland takkede for tilstedeværelse af alle fremmødte.

Sonnich Fryland thanked all present for their attendance.

*****

Således passeret.

Thus resolved.

Dirigent / Chairman of the Meeting

Søren Meisling

Bestyrelsesformand / Chairman of the board of directors

Lars Fruergaard Jørgensen

END